     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1999


                                                      REGISTRATION NO. 333-71795
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              PLX TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3674                            94-3008334
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                               390 POTRERO AVENUE
                              SUNNYVALE, CA 94086
                                 (408) 774-9060
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                SCOTT M. GIBSON
                    VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                              PLX TECHNOLOGY, INC.
                               390 POTRERO AVENUE
                              SUNNYVALE, CA 94086
                                 (408) 774-9060
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                   COPIES TO:

             WILLIAM D. SHERMAN, ESQ.                             JEFFREY D. SAPER, ESQ.
             STEPHEN J. SCHRADER, ESQ.                          J. ROBERT SUFFOLETTA, ESQ.
              HEIKE E. FISCHER, ESQ.                         WILSON SONSINI GOODRICH & ROSATI
              MORRISON & FOERSTER LLP                            PROFESSIONAL CORPORATION
                755 PAGE MILL ROAD                                  650 PAGE MILL ROAD
                PALO ALTO, CA 94304                                 PALO ALTO, CA 94304
                  (650) 813-5600                                      (650) 493-9300


          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE THAT THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 25, 1999


PROSPECTUS
                                3,300,000 SHARES
                                      LOGO

                                  COMMON STOCK
                            ------------------------

     This is PLX Technology, Inc.'s initial public offering of common stock.

     We expect the public offering price to be between $8.00 and $9.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the common stock will trade on the Nasdaq National Market under the symbol "PLXT."

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                            ------------------------

                                                            PER SHARE       TOTAL
                                                            ---------       -----
Public Offering Price...................................       $              $
Underwriting Discount...................................       $              $
Proceeds, before expenses, to PLX.......................       $              $

     The underwriters may also purchase up to an additional 495,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York
on or about                , 1999.
                            ------------------------

MERRILL LYNCH & CO.
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                                                         WIT CAPITAL CORPORATION
                            ------------------------

                The date of this prospectus is          , 1999.

                     PLX I/O Silicon and Software Solutions

PLX Technology delivers advanced semiconductor and software solutions that accelerate data flow in equipment used to build the Internet and worldwide communications infrastructure. More than 500 customers use PLX products including 3Com, Cisco Systems, Compaq Computer, Hewlett-Packard, IBM, Lucent Technologies, Nortel Networks, Siemens and Tektronix.

 [Graphic of computer chips, books, CD-ROMs and computer circuitry with printed computer code.]

GATE-FOLD PAGE ONE

Leaders in networking, telecommunications, imaging, enterprise storage and industrial automation rely on PLX silicon and software solutions to help them deliver high performance equipment to market quickly. Demand for these systems is growing dramatically due to the rapid expansion of the Internet, high speed networking and multimedia.

Networking & Telecommunications

[vertical text] Industrial

Imaging

[Graphic PLX Technology computer chip and representation of computer network equipment with the following captions:

     - Cellular Base Station

     - Digital Telephony

     - Cable Modem Router

     - Ethernet Switch

     - Remote Access Concentrator

     - Process Control

     - Enterprise Router

     - Storage

     - Printer]

GATE-FOLD PAGE TWO
                                                         [vertical text] Storage

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   14
Trademarks..................................................   14
Information in Prospectus...................................   14
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Consolidated Financial Data........................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   27
Management..................................................   42
Transactions Between PLX and its Officers, Directors or
  Significant Stockholders..................................   50
Principal Stockholders......................................   52
Description of Capital Stock................................   54
Shares Eligible for Future Sale.............................   57
Underwriting................................................   59
Legal Matters...............................................   62
Experts.....................................................   62
Where You Can Find More Information.........................   62
Glossary....................................................   64
Index to Consolidated Financial Statements..................  F-1

                           [INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     This summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision.

                                 PLX TECHNOLOGY

     PLX develops and supplies semiconductor devices and software that accelerate and manage the transfer of data in networking and telecommunications, enterprise storage, imaging and industrial equipment. This equipment is typically controlled by internal computers, commonly referred to as embedded systems. PLX offers a complete solution consisting of three related types of products: semiconductor devices, software development kits and hardware design kits. Our semiconductor devices simplify the development of data transfer circuits in high-performance embedded systems and are compatible with microprocessors such as IBM's PowerPC, Motorola's PowerPC, Intel's i960, IDT's MIPs and Hitachi's SH. Our software development kits and hardware design kits promote sales of our semiconductor devices by lowering customers' development costs and by accelerating their ability to bring new products to market.

     More than 500 customers are currently shipping products that incorporate our semiconductor devices, including 3Com, Cisco Systems, Compaq Computer, Hewlett-Packard, IBM, Lucent Technologies, Nortel Networks, Siemens and Tektronix.

     Demand for networking, telecommunications and other equipment that transmits, stores and processes information rapidly has dramatically increased due to the:

     - growth of the Internet,
     - deployment of high-speed networking, and
     - proliferation of multimedia.

     Suppliers of this equipment are changing the way they design their products to reduce product development time and to use their scarce engineering resources more efficiently. Until recently, these suppliers typically developed their own system components and the connections between the components. Now, however, they are increasingly building their equipment based on industry standard connection methods, and they are purchasing components supplied by other companies that comply with these standards. By doing so, they reduce the time and resources required for product development. Consequently, there is a growing demand for standards-based components that connect systems together, such as our semiconductor devices. The majority of PLX's products are based on Peripheral Component Interconnect, or PCI, a standard that is widely used in our markets.

     Our objective is to expand our advantages in data transfer technology by:

     - focusing on high-growth markets,
     - delivering comprehensive solutions, including semiconductor devices, software development kits and hardware design kits,
     - extending our technology advantages by incorporating new functions and technologies,
     - driving industry standards, and
     - strengthening and expanding our industry relationships.

     PLX Technology, Inc. was incorporated in California in May 1986. In March 1999, our state of incorporation was changed to Delaware. Our principal executive office is located at 390 Potrero Avenue, Sunnyvale, California 94086, and our telephone number at this address is (408) 774-9060. We maintain a World Wide Web site address at www.plxtech.com. The reference to this World Wide Web site address does not constitute incorporation by reference of the information contained therein.

                                  THE OFFERING


Common stock offered..................  3,300,000 shares
Common stock outstanding after this
  offering............................  21,665,551 shares(1)
Use of proceeds.......................  We intend to use the offering proceeds for working capital and general
                                        corporate purposes.
Nasdaq National Market symbol.........  PLXT


-------------------------
(1) Excludes 1,300,000 shares of common stock reserved for issuance under our 1998 Stock Incentive Plan and 1,000,000 shares of common stock reserved for issuance under our 1999 Stock Incentive Plan. See "Description of Capital Stock -- Authorized and Outstanding Capital Stock" and Note 5 to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                            YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------
                               1994       1995       1996       1997       1998
                              -------    -------    -------    -------    -------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues................  $ 4,043    $ 9,316    $ 9,813    $17,534    $26,276
Gross profit................    2,238      3,805      5,287     10,558     16,605
Income from operations......       49      1,016        893      1,991      3,383
Net income..................       71      1,049        891      1,924      2,766
Historical basic net income
  per share.................  $  0.02    $  0.36    $  0.28    $  0.58    $  0.77
Pro forma basic net income
  per share(1)..............                                              $  0.16
Historical and pro forma
  diluted net income per
  share(1)..................  $  0.00    $  0.06    $  0.05    $  0.11    $  0.15
Shares used to compute
  historical basic net
  income per share..........    2,848      2,897      3,137      3,293      3,601
Shares used to compute pro
  forma basic net income per
  share(1)..................                                               17,340
Shares used to compute
  historical and pro forma
  diluted net income per
  share(1)..................   16,653     16,768     17,287     17,758     18,405

                                                               DECEMBER 31, 1998
                                                            ------------------------
                                                                            AS
                                                            ACTUAL     ADJUSTED(2)
                                                            -------   --------------
                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................................  $ 5,638      $31,025
Working capital...........................................    6,116       31,503
Total assets..............................................   11,766       37,153
Long-term debt............................................       --           --
Total stockholders' equity................................    7,760       33,147

-------------------------
(1) Pro forma information is based on the conversion of all outstanding shares of our preferred stock into shares of common stock.

(2) As adjusted to reflect the sale of 3,300,000 shares of our common stock, based on an initial public offering price of $8.50 per share, the application of the estimated net proceeds therefrom and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of the offering. See "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of the common stock.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO FACTORS WHICH ARE NOT WITHIN OUR CONTROL

     Our quarterly operating results have fluctuated significantly in the past and are expected to fluctuate significantly in the future based on a number of factors, many of which are not in our control. Our operating expenses, which include product development costs and selling, general and administrative expenses, are relatively fixed in the short-term. If our revenues are lower than we expect because we sell fewer semiconductor devices, delay the release of new products or the announcement of new features, or for other reasons, we may not be able to quickly reduce our spending in response.

     Other circumstances that can affect our operating results include:

     - our ability to develop, introduce and market new products and technologies on a timely basis,

     - the timing of significant orders, order cancellations and reschedulings,

     - changes in our pricing policies or those of our competitors or suppliers, including decreases in unit average selling prices of our products,

     - introduction of products and technologies by our competitors,

     - shifts in our product mix toward lower margin products,

     - the availability of production capacity at the fabrication facilities that manufacture our products,

     - purchasing patterns related to the Year 2000, and

     - the availability and cost of materials to our suppliers.

     These factors are difficult to forecast, and these or other factors could adversely affect our business. Any shortfall in our revenues would have a direct impact on our business. In addition, fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance.

OUR LENGTHY SALES CYCLE CAN RESULT IN UNCERTAINTY AND DELAYS WITH REGARD TO OUR EXPECTED REVENUES


     Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for test, evaluation and design of our products into the customer's equipment can range from six to twelve months or more. It can take an additional six to twelve months or more before a customer commences volume shipments of equipment that incorporates our products. Because of this lengthy sales cycle, we may experience a delay between the time when we increase expenses for research and development and sales and marketing efforts and the time when we generate higher revenues, if any, from these expenditures.

     In addition, the delays inherent in our lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans. When we achieve a design win, there can be no assurance that the customer will ultimately ship products incorporating our products. Our business could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to release products incorporating our products.

RAPID TECHNOLOGICAL CHANGE COULD MAKE OUR PRODUCTS OBSOLETE

     The semiconductor industry is characterized by rapidly changing technology and industry standards, along with frequent new product introductions. Consequently, our future success depends on our ability to identify trends in our target markets and to offer new semiconductor devices, as well as other products and services, that address the changing needs of our target customers.

WE MUST MAKE SIGNIFICANT RESEARCH AND DEVELOPMENT EXPENDITURES PRIOR TO GENERATING REVENUES FROM PRODUCTS


     To establish market acceptance of a new semiconductor device, we must dedicate significant resources to research and development, production and sales and marketing. We incur substantial costs in developing, manufacturing and selling a new product, which often significantly precede meaningful revenues from the sale of this product. Consequently, new products can require significant time and investment to achieve profitability. Prospective investors should note that our efforts to introduce new semiconductor devices or other products or services may not be successful or profitable. In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive.



     We record as expenses the costs related to the development of new semiconductor devices and other products as these expenses are incurred. As a result, our profitability from quarter to quarter and from year to year may be adversely affected by the number and timing of our new product launches in any period and the level of acceptance gained by these products.


OUR INDEPENDENT MANUFACTURERS MAY NOT BE ABLE TO MEET OUR MANUFACTURING REQUIREMENTS

     We do not manufacture any of our semiconductor devices. Therefore, we are referred to in the semiconductor industry as a "fabless" producer of semiconductors. Consequently, we depend upon third party manufacturers to produce semiconductors that meet our specifications. We currently have third party manufacturers that can produce semiconductors which meet our needs. However, as the semiconductor industry continues to progress to smaller manufacturing and design geometries, the complexities of producing semiconductors will increase. Decreasing geometries may introduce new problems and delays that may affect product development and deliveries. Due to the nature of the semiconductor industry and our status as a "fabless" semiconductor company, we could encounter fabrication related problems that may affect the availability of our semiconductor devices, may delay our shipments or may increase our costs.

OUR RELIANCE ON SINGLE SOURCE MANUFACTURERS OF OUR SEMICONDUCTOR DEVICES COULD DELAY SHIPMENTS AND INCREASE OUR COSTS

     None of our semiconductor devices is currently manufactured by more than one supplier. We place our orders on a purchase order basis and do not have a long term purchase agreement with any of our existing suppliers. In the event that the supplier of a semiconductor device was unable or unwilling to continue to manufacture this product in the required volume, we would have to identify and qualify a substitute supplier. Introducing new products or transferring existing products to a new third party manufacturer or process may result in unforeseen device specification and operating problems. These problems may affect product shipments and may be costly to correct. Silicon fabrication capacity may also change, or the costs per silicon wafer may increase. Manufacturing-related problems may have a material adverse effect on our business.

INTENSE COMPETITION IN THE MARKETS IN WHICH WE OPERATE MAY REDUCE THE DEMAND FOR OR PRICES OF OUR PRODUCTS

     Competition in the semiconductor industry is intense. If our main target market, the embedded systems market, continues to grow, the number of competitors may increase significantly. In addition, new semiconductor technology may lead to new products that can perform similar functions as our products. Some of our competitors and other semiconductor companies may develop and introduce products that integrate into a single semiconductor device the functions performed by our semiconductor devices. This would eliminate the need for our products in some applications.

     In addition, competition in our markets comes from companies of various sizes, many of which are significantly larger and have greater financial and other resources than we do and thus can better withstand adverse economic or market conditions. Also, as we start to sell our processor products, we will compete with established embedded microprocessor companies and others. Many of these indirect competitors and microprocessor companies have significantly greater financial, technical, marketing and other resources than PLX. Therefore, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business. See "Business -- Competition," and " -- Products."

FAILURE TO HAVE OUR PRODUCTS DESIGNED INTO THE PRODUCTS OF ELECTRONIC EQUIPMENT MANUFACTURERS WILL RESULT IN REDUCED SALES


     Our future success depends on electronic equipment manufacturers that design our semiconductor devices into their systems. We must anticipate market trends and the price, performance and functionality requirements of current and potential future electronic equipment manufacturers and must successfully develop and manufacture products that meet these requirements. In addition, we must meet the timing requirements of these electronic equipment manufacturers and must make products available to them in sufficient quantities. These electronic equipment manufacturers could develop products that provide the same or similar functionality as one or more of our products and render these products obsolete in their applications.


     We do not have purchase agreements with our customers that contain minimum purchase requirements. Instead, electronic equipment manufacturers purchase our products pursuant to short-term purchase orders that may be canceled without charge. We believe that in order to obtain broad penetration in the markets for our products, we must maintain and cultivate relationships, directly or through our distributors, with electronic equipment manufacturers that are leaders in the embedded systems markets. Accordingly, we will often incur significant expenditures in order to build relationships with electronic equipment manufacturers prior to volume sales of new products. If we fail to develop relationships with additional electronic equipment manufacturers, to have our products designed into new embedded systems or to develop sufficient new products to replace products that have become obsolete, our business would be materially adversely affected.

LOWER DEMAND FOR OUR CUSTOMERS' PRODUCTS WILL RESULT IN LOWER DEMAND FOR OUR PRODUCTS

     Demand for our products depends in large part on the development and expansion of the high-performance embedded systems markets including networking and telecommunications, enterprise storage, imaging and industrial applications. The size and rate of growth of these embedded systems markets may in the future fluctuate significantly based on numerous factors. These factors include the adoption of alternative technologies, capital spending levels and general economic conditions. Demand for products that incorporate high-performance embedded systems may not grow.

DEFECTS IN OUR PRODUCTS COULD INCREASE OUR COSTS AND DELAY OUR PRODUCT SHIPMENTS


     Our products are complex. While we test our products, these products may still have errors, defects or bugs that we find only after commercial production has begun. We have experienced errors, defects and bugs in the past in connection with new products.


     Our customers may not purchase our products if the products have reliability, quality or compatibility problems. This delay in acceptance can make it more difficult to retain our existing customers and to attract new customers. Moreover, product errors, defects or bugs can result in additional development costs, diversion of technical and other resources from our other development efforts, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. In the past, the additional time required to correct defects has caused delays in product shipments and resulted in lower revenues. We may have to spend significant amounts of capital and resources to address and fix problems in new products.

     We must continuously develop our products using new process technology with smaller geometries to remain competitive on a cost and performance basis. Migrating to new technologies is a challenging task requiring new design skills, methods and tools and is difficult to achieve.

FAILURE TO HIRE ADDITIONAL PERSONNEL AND TO IMPROVE OUR OPERATIONS WILL LIMIT OUR GROWTH

     We have experienced rapid growth which places a significant strain on our limited personnel and other resources. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems. We will also need to successfully hire, train, motivate and manage our employees. We may not be able to manage our growth effectively, which could have a material adverse effect on our business. Also, we are seeking to hire additional skilled development engineers, who are currently in short supply. Our business could be adversely affected if we encounter delays in hiring additional engineers.

WE COULD LOSE KEY PERSONNEL DUE TO COMPETITIVE MARKET CONDITIONS AND ATTRITION


     Our success depends to a significant extent upon our senior management and key technical and sales personnel. The loss of one or more of these employees could have a material adverse effect on our business. We do not have employment contracts with any of our executive officers.


     Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel. Competition for such personnel in the semiconductor industry is intense, and we may not be able to retain our key personnel or to attract, assimilate or retain other highly qualified personnel in the future. In addition, we may lose key personnel due to attrition, including health, family and other reasons. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our business could be materially adversely affected.


A LARGE PORTION OF OUR REVENUES IS DERIVED FROM SALES TO THIRD-PARTY DISTRIBUTORS WHO MAY TERMINATE THEIR RELATIONSHIPS WITH US AT ANY TIME

     We depend on distributors to sell a significant portion of our products. In 1998, net revenues through distributors accounted for approximately 49% of our net revenues. Some of our distributors also market and sell competing products. Distributors may terminate their relationships with us at any time. Our future performance will depend in part on our ability to attract additional distributors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. We may lose one or more of our current distributors or may not be able to recruit additional or replacement distributors. The loss of one or more of our major distributors could have a material adverse effect on our business.

THE DEMAND FOR OUR PRODUCTS DEPENDS UPON OUR ABILITY TO SUPPORT EVOLVING INDUSTRY STANDARDS


     Substantially all of our revenues are derived from sales of products which rely on the PCI standard. If the embedded systems markets move away from this standard and begin using new standards, we may not be able to successfully design and manufacture new products that use these new standards. There is also the risk that new products we develop in response to new standards may not be accepted in the market. In addition, the PCI standard is continuously evolving, and we may not be able to modify our products to address new PCI specifications. Any of these events would have a material adverse effect on our business.


THE SUCCESSFUL MARKETING AND SALES OF OUR PRODUCTS DEPEND UPON OUR THIRD PARTY RELATIONSHIPS, WHICH ARE NOT SUPPORTED BY WRITTEN AGREEMENTS

     When marketing and selling our semiconductor devices, we believe we enjoy a competitive advantage based on the availability of development tools offered by third parties. These development tools are used principally for the design of other parts of the embedded system but also work with our products. We will lose this advantage if these third party tool vendors cease to provide these tools for existing products or do not offer them for our future products. This event could have a material adverse effect on our business. We generally have no written agreements with these third parties, and these parties could choose to stop providing these tools at any time.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION


     Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal products. Currently, we have limited protection of our intellectual property in the form of patents and rely instead on trade secret protection. Our existing or future patents may be invalidated, circumvented, challenged or licensed to others. The rights granted thereunder may not provide competitive advantages to us. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.



     We may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by other third parties. While there is currently no intellectual property litigation pending against us, litigation could result in significant expenses to us, adversely affect sales of the challenged product or technology. This litigation could also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In addition, we may not be able to develop or acquire non-infringing technology or procure licenses to the infringing technology under reasonable terms. This could require expenditures by us of substantial time and other resources. Any of these developments would have a material adverse effect on our business. See "Business -- Intellectual Property."


THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY MAY LEAD TO SIGNIFICANT VARIANCES IN THE DEMAND FOR OUR PRODUCTS

     In the last two years, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions, including economic conditions in Asia. This cyclicality has led to significant variances in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of industry-wide conditions.

WE DERIVE SIGNIFICANT REVENUES FROM INTERNATIONAL SALES WHICH EXPOSES US TO FOREIGN BUSINESS, POLITICAL AND ECONOMIC RISKS



     Sales outside of North America accounted for 21%, 22% and 34% of our revenues in 1996, 1997 and 1998, respectively. We anticipate that these sales may increase in future periods and may account for an increasing portion of our revenues. Our international sales are subject to risks, including:


     - difficulties in managing distributors,

     - difficulties in staffing and managing foreign subsidiary and branch operations,

     - political and economic instability,

     - foreign currency exchange fluctuations,

     - difficulties in accounts receivable collections,

     - potentially adverse tax consequences,

     - timing and availability of export licenses,

     - changes in regulatory requirements, tariffs and other barriers,

     - difficulties in obtaining governmental approvals for telecommunications and other products, and

     - the burden of complying with complex foreign laws and treaties.

     Although less than 10% of our revenues were attributable to sales in Asia during 1998, the recent Asian economic instability could adversely affect our business, particularly to the extent that this instability impacts the sales of products manufactured by our customers.

     Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country.

WE COULD EXPERIENCE DISRUPTIONS FROM IMPORTANT SUPPLIERS AND CUSTOMERS BECAUSE THEY ARE NOT YEAR 2000 COMPLIANT

     We are highly dependent on our computer software programs and operating systems in operating our business. We also depend on proper functioning of computer systems of third parties, such as suppliers and customers. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 instead of the year 2000. We have completed audits of our internal systems, including our accounting, sales and technical support automation system, and obtained assurances from our major suppliers and customers that they have done the same. However, we do not have the resources to verify these assurances. Thus, there is a risk that some of our customers' and suppliers' systems will not function adequately. If they do not, the result could be a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure."

OUR POTENTIAL FUTURE ACQUISITIONS MAY NOT BE SUCCESSFUL BECAUSE WE HAVE NOT MADE ACQUISITIONS IN THE PAST

     There have been a significant number of mergers and acquisitions in the semiconductor industry in the past. As part of our business strategy, we expect to review acquisition prospects that would complement our existing product offerings, improve market coverage or enhance our technological capabilities. We have no current agreements or negotiations underway with respect to any acquisitions, and we may not be able to locate suitable acquisition opportunities. Future acquisitions could result in the following:

     - potentially dilutive issuances of equity securities,

     - large one-time write-offs,

     - the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets,

     - difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies,

     - diversion of management's attention from other business concerns, and

     - risks of entering geographic and business markets in which we have no or limited prior experience and potential loss of key employees of acquired organizations.

     Since we have not made any acquisitions in the past, we are not certain that we will be able to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future. Our failure to do so could have a material adverse effect on our business.

OUR PRINCIPAL STOCKHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS THAT MAY NOT BE IN THE BEST INTERESTS OF OUR OTHER STOCKHOLDERS


     Immediately after the offering, our executive officers, directors and other principal stockholders will, in the aggregate, beneficially own approximately 45% of our outstanding common stock. Although these stockholders will not have majority control, they currently have, and likely will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interests of other stockholders. In addition, the voting power of these stockholders could have the effect of delaying or preventing a change in control of PLX. Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders, our stockholders will not be entitled to cumulate their votes in the election of directors, and the holders of a majority of the common stock present at a meeting of stockholders will be able to elect all of our directors.

THE ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION COULD ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF OUR COMMON STOCK

     Anti-takeover provisions of Delaware law and our Certificate of Incorporation may make a change in control of PLX more difficult, even if a change in control would be beneficial to the stockholders. These provisions may allow the Board of Directors to prevent changes in the management and control of PLX. Under Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

     One anti-takeover provision that we have is the ability of our Board of Directors to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. Effective upon the offering, our Certificate of Incorporation allows the issuance of up to 5,000,000 shares of preferred stock. At the time of the offering, there are no shares of preferred stock outstanding. However, because the rights and preferences of any series of preferred stock may be set by the Board of Directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected.

THE SALE OF A SUBSTANTIAL NUMBER OF OUR SHARES OF COMMON STOCK COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE

     We will have 21,665,551 shares of our common stock outstanding immediately after the offering. The shares sold in the offering will be freely transferable. Additional shares may be sold in the public market to the extent permitted by Rule 144 or exemptions under the Securities Act. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the offering, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock. See "Shares Eligible for Future Sale."

OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED AND WE EXPECT THAT THE PRICE OF OUR STOCK MAY FLUCTUATE SUBSTANTIALLY

     Recently, the stock prices of technology companies, like PLX, have been quite volatile. Moreover, prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     - actual or anticipated fluctuations in our operating results,

     - changes in expectations as to our future financial performance,

     - changes in financial estimates of securities analysts,

     - technological innovations by others, and

     - the operating and stock price performance of other comparable companies.

     Due to the above factors, the price of our stock may decline and the value of your investment would be reduced.

NEW INVESTORS WILL INCUR SUBSTANTIAL AND IMMEDIATE DILUTION

     The present owners of our issued and outstanding shares of common stock have acquired a controlling interest in PLX at a cost substantially less than the price at which the investors in this offering may purchase their shares. Therefore, the investors in this offering will bear a substantial portion of the risk of loss. Investors in this offering will suffer immediate and substantial dilution. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about PLX, including:

     - Our ability to identify trends in our target markets and to offer new semiconductor devices that address the changing needs of our target customers,

     - Availability of production capacity at the fabrication facilities that manufacture our products,

     - Changes in our pricing policies and those of our competitors or suppliers,

     - Our ability to compete successfully against direct and indirect competitors, and

     - Growth in demand for embedded systems.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                   TRADEMARKS

     Each trademark, trade name or service mark appearing in this prospectus belongs to its respective holder. Among the trademarks that we claim rights to are PLX, PLXMon, PLXMon 98, I(2)O Manager, I(2)OMon, Data Pipe Architecture and FlexPORT.

                           INFORMATION IN PROSPECTUS

     Unless otherwise specifically stated, the information in this prospectus has been adjusted to reflect the automatic conversion of all outstanding shares of preferred stock into shares of common stock, but does not take into account the possible sale of additional shares of common stock to the underwriters pursuant to the underwriters' right to purchase additional shares to cover over-allotments.

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

     We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                                USE OF PROCEEDS

     Based on an assumed initial public offering price of $8.50 per share, our net proceeds from the sale of the 3,300,000 shares of our common stock will be approximately $25,386,500. If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $29,299,475.

     The principal purposes of this offering are:

     - to increase our working capital,

     - to create a public market for our common stock,

     - to facilitate future access by us to public equity markets, and

     - to provide increased visibility and credibility to us.

     We intend to use the net proceeds primarily for general corporate purposes, including working capital. We may, when and if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We have no present understandings, commitments or agreements with respect to any material acquisition of, or investment in, third parties. Pending use of the net proceeds for the above purposes, we intend to invest the funds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid dividends on our capital stock, and currently we do not intend to pay dividends in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

                                 CAPITALIZATION


     The following table sets forth the capitalization of PLX as of December 31, 1998 as follows:



     - on an actual basis;



     - on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into common stock; and



     - on a pro forma, as adjusted basis to reflect the application of the estimated net proceeds from the initial public offering and the conversion of all outstanding shares of our preferred stock into common stock.


                                                            DECEMBER 31, 1998
                                                       ---------------------------
                                                                         PRO FORMA
                                                                 PRO        AS
                                                       ACTUAL   FORMA    ADJUSTED
                                                       ------   ------   ---------
                                                             (IN THOUSANDS)
Stockholders' equity(1):
  Preferred stock, $0.001 par value; 5,000,000 shares
     authorized -- pro forma as adjusted, no shares
     issued and outstanding -- actual, pro forma and
     pro forma as adjusted...........................  $   --   $   --    $    --
  Redeemable convertible preferred stock, $0.001 par
     value; 5,000,000 shares authorized, 4,868,738
     shares designated, 4,579,636 shares issued and
     outstanding -- actual; no shares issued and
     outstanding -- pro forma and pro forma as
     adjusted........................................       5       --         --
  Common stock, $0.001 par value; 30,000,000 shares
     authorized, 4,626,643 shares issued and
     outstanding -- actual; 18,365,551 shares issued
     and outstanding -- pro forma; 21,665,551 shares
     issued and outstanding -- pro forma as
     adjusted(2).....................................       5       18         22
  Additional paid in capital.........................   5,616    5,608     30,991
  Retained earnings..................................   2,580    2,580      2,580
  Deferred compensation..............................    (283)    (283)      (283)
  Stockholders' notes receivable.....................    (163)    (163)      (163)
                                                       ------   ------    -------
  Total stockholders' equity.........................   7,760    7,760     33,147
                                                       ------   ------    -------
          Total capitalization.......................  $7,760   $7,760    $33,147
                                                       ======   ======    =======

-------------------------
(1) Reflects our reincorporation in Delaware in March 1999.

(2) Excludes 1,300,000 shares of common stock reserved for issuance under our 1998 Stock Incentive Plan and 1,000,000 shares of common stock reserved for issuance under our 1999 Stock Incentive Plan. See "Description of Capital Stock -- Authorized and Outstanding Capital Stock" and Note 5 to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of PLX at December 31, 1998, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering, was approximately $7,759,798, or $0.42 per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock. After giving effect to the sale of 3,300,000 shares of our common stock offered by PLX hereby at an assumed initial public offering price of $8.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted pro forma net tangible book value at December 31, 1998 would have been approximately $33,146,298, or $1.53 per share. This represents an immediate increase in net tangible book value of $1.11 per share to existing stockholders and an immediate dilution of $6.97 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates the per share dilution to the new investors:

Assumed initial public offering price per share.............          $8.50
  Pro forma net tangible book value per share at December
     31, 1998...............................................  $0.42
  Increase per share attributable to this offering..........   1.11
As adjusted pro forma net tangible book value per share
  after the offering........................................           1.53
                                                                      -----
Dilution per share to new investors in this offering........          $6.97
                                                                      =====

     The following table summarizes on a pro forma basis, as of December 31, 1998, the total number of shares of our common stock purchased from PLX, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors in this offering:

                         SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                       --------------------    ---------------------   PRICE PER
                         NUMBER     PERCENT      AMOUNT      PERCENT     SHARE
                       ----------   -------    -----------   -------   ---------
Existing
  stockholders.......  18,365,551     84.8%    $ 5,264,682     15.8%     $0.29
New investors........   3,300,000     15.2      28,050,000     84.2       8.50
                       ----------    -----     -----------    -----
          Total......  21,665,551    100.0%    $33,314,682    100.0%
                       ==========    =====     ===========    =====

     The foregoing discussion and tables assume no exercise of any stock options outstanding as of December 31, 1998. As of December 31, 1998, there were options outstanding to purchase a total of 645,250 shares of common stock at a weighted average exercise price of $4.91 per share and 154,750 shares reserved for future grant under our 1998 Stock Option Plan. To the extent that any of these shares are issued, there will be further dilution to new investors. See "Capitalization," "Management -- Stock Option Plans" and Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of PLX, including the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and consolidated balance sheet data at December 31, 1997 and 1998 have been derived from the consolidated financial statements, that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The consolidated statement of operations for the years ended December 31, 1995 and the consolidated balance sheet data at December 31, 1995 and 1996 were derived from the consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are not included in this prospectus. The consolidated statement of operations data for the year ended December 31, 1994 and the consolidated balance sheet data at December 31, 1994 have been derived from unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements have been prepared by us on a basis consistent with our audited consolidated financial statements and, in management's opinion, include all adjustments, necessary for a fair presentation of such information.

                                                                YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                       1994     1995     1996     1997      1998
                                                      ------   ------   ------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues........................................  $4,043   $9,316   $9,813   $17,534   $26,276
Cost of revenues....................................   1,805    5,511    4,526     6,976     9,671
                                                      ------   ------   ------   -------   -------
Gross profit........................................   2,238    3,805    5,287    10,558    16,605
Operating expenses:
  Research and development..........................   1,281    1,544    1,854     4,156     6,552
  Selling, general and administrative...............     908    1,245    2,540     4,411     6,670
                                                      ------   ------   ------   -------   -------
          Total operating expenses..................   2,189    2,789    4,394     8,567    13,222
                                                      ------   ------   ------   -------   -------
Income from operations..............................      49    1,016      893     1,991     3,383
Interest income (expense) and other, net............      22       49       37        44        75
                                                      ------   ------   ------   -------   -------
Income before income taxes..........................      71    1,065      930     2,035     3,458
Provision for income taxes..........................      --       16       39       111       692
                                                      ------   ------   ------   -------   -------
Net income..........................................  $   71   $1,049   $  891   $ 1,924   $ 2,766
                                                      ======   ======   ======   =======   =======
Historical basic net income per share...............  $ 0.02   $ 0.36   $ 0.28   $  0.58   $  0.77
Pro forma basic net income per share(1).............                                       $  0.16
Historical and pro forma diluted net income per
  share(1)..........................................  $ 0.00   $ 0.06   $ 0.05   $  0.11   $  0.15
Shares used to compute basic net income per share...   2,848    2,897    3,137     3,293     3,601
Shares used to compute pro forma basic net income
  per share(1)......................................                                        17,340
Shares used to compute historical and pro forma
  diluted net income per share(1)...................  16,653   16,768   17,287    17,758    18,405

                                                                   AS OF DECEMBER 31,
                                                      --------------------------------------------
                                                       1994     1995     1996     1997      1998
                                                      ------   ------   ------   -------   -------
                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........................  $  331   $1,444   $1,077   $ 2,701   $ 5,638
Working capital.....................................     763    1,682    2,257     3,591     6,116
Total assets........................................   1,672    3,149    4,053     8,013    11,766
Long-term debt......................................      --       --       --        --        --
Total stockholders' equity..........................     919    1,989    2,909     4,889     7,760

-------------------------
(1) Calculated on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into common stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read in conjunction with our Consolidated Financial Statements and related notes thereto included elsewhere in this prospectus.

OVERVIEW

     PLX was founded in 1986, and since 1994 we have focused on development of I/O interface semiconductors and related software and development tools that are used in systems incorporating the PCI standard. In 1994 and 1995, a significant portion of our revenues was from the sale of semiconductor devices that perform similar functions as our current products, except they were based on a variety of industry standards. Our revenues since 1996 have been derived predominantly from the sale of semiconductor devices based on the PCI standard to a large number of customers in a variety of applications including networking and telecommunications, enterprise storage, imaging, industrial and other embedded applications as well as in related adapter cards. We generate a small portion of our revenues from sales of our software and development tools.

     We utilize a "fabless" semiconductor business model whereby we purchase packaged and tested semiconductor devices from independent manufacturing foundries. This approach allows us to focus on defining, developing, and marketing our products and eliminates the need for us to invest large amounts of capital in manufacturing facilities and work-in-process inventory.

     We rely on a combination of direct sales personnel and distributors and manufacturers' representatives throughout the world to sell a significant portion of our products. We pay manufacturers' representatives a commission on sales while we sell products to distributors at a discount from the selling price. We recognize revenue at the time of product shipment to electronic equipment manufacturers. Revenues from sales to distributors that are made under agreements which allow the return of products unsold by the distributor are not recognized until the distributor ships the product to its customer. See "Risk Factors -- A Large Portion of Our Revenues Is Derived From Sales to Third-Party Distributors Who May Terminate Their Relationships with Us at Any Time."

     Our gross margins have fluctuated in the past and are expected to fluctuate in the future due to changes in product mix, the position of our products in their respective life cycles, and specific product manufacturing costs.


     The time period between initial customer evaluation and design completion can range from six to twelve months or more. Furthermore, there is typically an additional six to twelve month or greater period after design completion before a customer commences volume production of equipment incorporating our products. Due to these lengthy sales cycles, we may experience significant fluctuations in new orders from month to month. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our results for that quarter and potentially future quarters would be materially and adversely affected.

     Our long-term success will depend on our ability to introduce new products. Although typically new products generate little or no revenues during the first twelve to twenty-four months following their introduction, our revenues in subsequent periods depend upon these new products. Due to the lengthy sales cycle and additional time for customers to commence volume production, significant revenues from our new products typically occur only twelve to twenty-four months after product introduction. As a result, revenues from newly introduced products have been a small percentage of revenues in the year the product was introduced. See "Risk Factors -- Our Lengthy Sales Cycle Can Result in Uncertainty and Delays with Regard to Our Expected Revenues."


RESULTS OF OPERATIONS

     The following table summarizes historical results of operations as a percentage of net revenues for the periods shown.

                                                            FISCAL YEAR ENDED
                                                              DECEMBER 31,
                                                         -----------------------
                                                         1996     1997     1998
                                                         -----    -----    -----
Net revenues...........................................  100.0%   100.0%   100.0%
Cost of revenues.......................................   46.1     39.8     36.8
                                                         -----    -----    -----
Gross profit...........................................   53.9     60.2     63.2
Expenses:
  Research and development.............................   18.9     23.7     24.9
  Selling, general and administrative..................   25.9     25.2     25.4
                                                         -----    -----    -----
          Total operating expenses.....................   44.8     48.9     50.3
                                                         -----    -----    -----
Operating income.......................................    9.1     11.3     12.9
Interest income (expense) and other, net...............    0.4      0.3      0.3
                                                         -----    -----    -----
Income before income taxes.............................    9.5     11.6     13.2
Provision for income taxes.............................    0.4      0.6      2.6
                                                         -----    -----    -----
Net income.............................................    9.1%    11.0%    10.6%
                                                         =====    =====    =====

COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

     Net Revenues. Revenues consist of product revenues generated principally by sales of our semiconductor devices. Revenues for 1998 were $26.3 million, an increase of $8.8 million or 50% from 1997. Revenues for 1997 were $17.5 million, an increase of $7.7 million or 79% from $9.8 million for 1996. In each year the increase was primarily due to higher volume shipments of PCI products.

     Gross Profit. Gross profit represents net revenues less the cost of revenues. Cost of revenues includes the cost of purchasing packaged semiconductor devices from our independent foundries, our operating costs associated with the procurement, storage, and shipment of products, as well as royalty expenses paid on some of our products. Gross profit for 1998 was $16.6 million, an increase of $6.0 million or 57% from 1997. Gross profit for 1997 was $10.6 million, an increase of $5.3 million or 100% from $5.3 million for 1996. Gross profit as a percentage of revenues was 63.2% in 1998, 60.2% in 1997 and 53.9% in 1996. In each year, the increase in absolute dollars was primarily due to higher revenues. Gross margin as a percentage of revenues increased in 1998 from 1997 and in 1997 from 1996 primarily due to lower product costs.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design, and development activities. In addition, expenses for outside engineering consultants and non-recurring engineering at our independent foundries are included in research and development expenses. Research and development expenses for 1998 were $6.6 million, an increase of $2.4 million or 57% from 1997. Research and development expenses for 1997 were $4.2 million, an increase of $2.3 million or 124% from 1996 expenses of $1.9 million. Research and development expenses as a percentage of revenues were 24.9% in 1998, 23.7% in 1997 and 18.9% in 1996. In each year, the increase in absolute dollars was primarily due to the addition of personnel for the development of new products and the enhancement of existing products, as well as payments to outside consultants where specific resources were needed in the development process. The increase in research and development expenses as a percentage of revenues reflects an increase in the number of new semiconductor products being developed by us as well as an increase in the number of new development tools and software being developed. We expect that research and development expenses in absolute dollars will likely increase in future periods.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee related expenses, professional fees, trade show and other promotional expenses, and sales commissions to manufacturers' representatives. Selling, general and administrative expenses for 1998 were $6.7 million, an increase of $2.3 million or 51% from 1997. Selling, general and administrative expenses for 1997 were $4.4 million, an increase of $1.9 million or 74% from $2.5 million in 1996. Selling, general and administration expenses as a percentage of revenues were 25.4% in 1998, 25.2% in 1997 and 25.9% in 1996. In each year, the increase in absolute dollars principally reflected higher personnel related costs resulting from an increase in sales and marketing personnel as well as increased sales commissions from higher product revenues. We expect that selling, general and administrative expenses in absolute dollars will likely increase in future periods, but will generally remain constant as a percentage of revenues.


     Deferred Compensation. In connection with the grant of restricted stock and options to our employees during 1997 and 1998, we recorded aggregate deferred compensation of $361,300, representing the difference between the deemed value of our common stock for accounting purposes and the restricted stock purchase price or stock option exercise price at the date of grant. The amount of deferred compensation is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable stock grants. Amortization of deferred compensation recorded in 1998 was $78,681. We currently expect to record amortization of deferred compensation related to these stock grants of approximately $20,000 per quarter through December 31, 2001.

     Interest Income (Expense) and Other, Net. Interest and other income, net reflects interest earned on average cash, cash equivalents and short-term investment balances, less interest on our bank credit line. Interest and other income, net for 1998 was $75,163. Interest and other income, net for 1997 was $43,898, an increase of $6,883 or 19% from $37,015 in 1996. In each year, the increase was primarily due to interest earned on higher levels of short-term investments and cash balances.

     Provision for Income Taxes. Income tax expenses as a percentage of pretax income were 20%, 5% and 4%, for the years ended December 31, 1998, 1997 and 1996, respectively. Our effective tax rate in 1998 differs from the applicable statutory rate primarily due to the benefit of research and development tax credits and the realization of deferred tax assets. Our tax rates in 1997 and 1996 differ from the applicable statutory rate primarily due to the benefit of net operating loss and research and development tax credit carryforwards. We expect that the effective tax rate in future periods will increase from historical rates.

     The valuation allowance for deferred tax assets decreased by $407,000 and $639,000 in 1998 and 1997, respectively. Decreases in the valuation allowance were based upon taxable income earned in 1998 and 1997, as well as management's expectations of future taxable income. Although realization is not assured, we believe we will generate future taxable income sufficient to realize the benefit of the net deferred tax assets recognized.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents selected quarterly financial information for each quarter of 1997 and 1998. This information is unaudited but, in the opinion of our management, reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. These quarterly results are not necessarily indicative of future results of operations.

                                                                         THREE MONTHS ENDED
                                                                           (IN THOUSANDS)
                                          ---------------------------------------------------------------------------------
                                          MAR 31,   JUNE 30,   SEPT 30,   DEC 31,   MAR 31,   JUNE 30,   SEPT 30,   DEC 31,
                                           1997       1997       1997      1997      1998       1998       1998      1998
                                          -------   --------   --------   -------   -------   --------   --------   -------
Net revenues............................  $3,890     $3,605     $4,805    $5,234    $5,413     $5,626     $7,385    $7,852
Cost of revenues........................   1,829      1,616      1,639     1,892     2,008      2,108      2,622     2,933
                                          ------     ------     ------    ------    ------     ------     ------    ------
Gross profit............................   2,061      1,989      3,166     3,342     3,405      3,518      4,763     4,919
Expenses:
  Research and development..............     756        841      1,003     1,556     1,798      1,600      1,531     1,623
  Selling, general and administrative...     836        983      1,168     1,424     1,448      1,568      1,686     1,968
                                          ------     ------     ------    ------    ------     ------     ------    ------
Total operating expenses................   1,592      1,824      2,171     2,980     3,246      3,168      3,217     3,591
                                          ------     ------     ------    ------    ------     ------     ------    ------
Operating income........................     469        165        995       362       159        350      1,546     1,328
Interest income (expense) and other
  net...................................      10         11          9        14        14         14         19        28
                                          ------     ------     ------    ------    ------     ------     ------    ------
Income before income taxes..............     479        176      1,004       376       173        364      1,565     1,356
Provision for (benefit from) income
  taxes.................................      71         27        149      (136)       35         73        313       271
                                          ------     ------     ------    ------    ------     ------     ------    ------
Net income..............................  $  408     $  149     $  855    $  512    $  138     $  291     $1,252    $1,085
                                          ======     ======     ======    ======    ======     ======     ======    ======
Historical basic net income per share...  $ 0.13     $ 0.05     $ 0.26    $ 0.15    $ 0.04     $ 0.08     $ 0.34    $ 0.28
Pro forma basic net income per share....                                            $ 0.01     $ 0.02     $ 0.07    $ 0.06
Historical and pro forma diluted net
  income per share......................  $ 0.02     $ 0.01     $ 0.05    $ 0.03    $ 0.01     $ 0.02     $ 0.07    $ 0.06
Shares used in computing historical
  basic net income per share............   3,174      3,283      3,335     3,379     3,441      3,508      3,638     3,819
Shares used in computing pro forma basic
  net income per share..................                                            17,180     17,247     17,377    17,558
Shares used in computing historical and
  pro forma diluted net income per
  share.................................  17,385     17,505     17,863    18,280    18,420     18,420     18,405    18,375

                                                          AS A PERCENTAGE OF NET REVENUES THREE MONTHS ENDED
                                           ---------------------------------------------------------------------------------
                                           MAR 31,   JUNE 30,   SEPT 30,   DEC 31,   MAR 31,   JUNE 30,   SEPT 30,   DEC 31,
                                            1997       1997       1997      1997      1998       1998       1998      1998
                                           -------   --------   --------   -------   -------   --------   --------   -------
Net revenues.............................   100.0%    100.0%     100.0%     100.0%    100.0%    100.0%     100.0%     100.0%
Cost of revenues.........................    47.0      44.8       34.1       36.1      37.1      37.5       35.5       37.3
                                            -----     -----      -----      -----     -----     -----      -----      -----
Gross profit.............................    53.0      55.2       65.9       63.9      62.9      62.5       64.5       62.7
Expenses:
  Research and development...............    19.4      23.3       20.9       29.7      33.2      28.4       20.7       20.7
  Selling, general and administrative....    21.5      27.3       24.4       27.1      26.8      27.9       22.8       25.1
                                            -----     -----      -----      -----     -----     -----      -----      -----
          Total operating expenses.......    40.9      50.6       45.3       56.8      60.0      56.3       43.5       45.8
                                            -----     -----      -----      -----     -----     -----      -----      -----
Operating income.........................    12.1       4.6       20.6        7.1       2.9       6.2       21.0       16.9
Interest income (expense) and other
  income, net............................     0.3       0.3        0.2        0.3       0.3       0.2        0.3        0.4
                                            -----     -----      -----      -----     -----     -----      -----      -----
Income before income taxes...............    12.4       4.9       20.8        7.4       3.2       6.4       21.3       17.3
Provision for income taxes...............     1.8       0.7        3.1       (2.6)      0.6       1.3        4.2        3.5
                                            -----     -----      -----      -----     -----     -----      -----      -----
Net income...............................    10.6%      4.2%      17.7%      10.0%      2.6%      5.1%      17.1%      13.8%
                                            =====     =====      =====      =====     =====     =====      =====      =====

     Net Revenues. Revenues increased each quarter from the second quarter of 1997 through the fourth quarter of 1998 as a result of higher unit shipments of our PCI products. The decrease in net revenues from $3.9 million in the first quarter of 1997 to $3.6 million in the second quarter of 1997 was primarily due to a reduction of unit shipments.


     Gross Profit. Gross profit increases as a percentage of net revenues to 65.9% in the third quarter of 1997 and to 64.5% in the third quarter of 1998 were the result of lower product costs. The gross profit percentage in the fourth quarter of 1998 declined slightly to 62.7%, due primarily to changes in product mix.

     Research and Development Expenses. Research and development expenses increased in absolute dollars in each quarter from the first quarter of 1997 through the first quarter of 1998 primarily due to a significant increase in the number of new product development programs including new software and development tools. Research and development expenses as a percentage of net revenues increased in each quarter from the first quarter of 1997 through the first quarter of 1998, except for the third quarter of 1997 when net revenues grew faster than research and development expenditures. These increases were due to the increased number of new product development programs relative to product shipments. Research and development expenses as a percentage of net revenues declined each quarter from the second quarter of 1998 through the fourth quarter of 1998. This reduction was due primarily to reductions in outside consulting and non-recurring engineering expenses, which related to the timing and completion of product development projects, and increased product shipments.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased in absolute dollars through the fourth quarter of 1998 as we expanded our infrastructure to accommodate higher unit shipments and expanding operations. In addition, commissions to manufacturers' representatives have increased with revenues and marketing expenses have increased due to new product introductions.

     Fluctuations in Quarterly Results. Our quarterly results of operations have fluctuated significantly in the past and are expected to fluctuate significantly in the future based on a number of factors, many of which are not in our control. We believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results. See "Risk
Factors -- Our Operating Results May Fluctuate Significantly Due to Factors Which Are Not Within Our Control."

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations through a combination of private sales of equity securities and cash generated by operations. At December 31, 1998, we had $6.1 million in working capital and $5.6 million in cash and cash equivalents. Our operating activities generated cash of $4.0 million, $2.6 million and $307,688 in 1998, 1997 and 1996, respectively. Cash provided by operating activities in 1998, 1997, and 1996 was primarily attributable to net income adjusted for depreciation. In addition, cash provided by operating activities in 1998 was also due to a decrease in our accounts receivable balance. The decrease in accounts receivable was primarily due to the fact that, as compared with the fourth quarter of 1997, there were more shipments of products earlier in the fourth quarter of 1998, which enabled us to collect more of our 1998 accounts receivable prior to year end.

     Our investing activities used cash of $1.1 million in 1998 and $1.0 million and $602,850 in 1997 and 1996, respectively. These investing activities were primarily for the purchase of capital equipment. Cash provided by financing activities was approximately $26,000 in 1998 and $56,000 in 1997. Cash used in financing activities was approximately $72,000 in 1996. The main source of cash from financing activities in 1998 was the repayment of notes receivable from stockholders. In 1996, cash was used to repay outstanding notes payable.

     In February 1999, we signed a commitment letter with Comerica Bank for a $1.5 million line of credit. Currently, this line of credit has not been finalized and there are no amounts outstanding.

     As of December 31, 1998, we had no material commitments outstanding.

     We believe that the net proceeds of this offering, together with cash generated from our operations and funds available under our credit facilities will be sufficient to meet our capital requirements for at least the next twelve months. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investment we make in new technologies and improvements to existing technologies, the levels of monthly expenses required to launch new products. To the extent that the funds generated by this offering, together with existing resources and future earnings, are insufficient to fund our future activities, we may need to raise additional funds through public or private financing. Additional funds may not be available or, if available, we may not be able to obtain them on terms favorable to us and our stockholders. See "Use of Proceeds."

YEAR 2000 READINESS DISCLOSURE

     State of Readiness. We utilize a number of computer software programs and operating systems across our entire organization, including applications used in financial business systems and various administrative functions. To the extent that our software applications contain source code that is unable to appropriately interpret the upcoming Year 2000 and beyond, some level of modification or replacement of such applications will be necessary. We believe that our internal Year 2000 issues are limited to information technology, or IT systems such as software programs and computer operating systems, and we are working closely with the suppliers of such systems to ensure that all systems are Year 2000 compliant. Employing a team made up of internal personnel, we have completed our identification of IT systems that are not yet Year 2000 compliant and have commenced modification or replacement of non-compliant systems as necessary. We have also completed our assessment of the Year 2000 compliance issues presented by our semiconductor hardware and software products. We anticipate that modification or replacement and testing of these systems will be completed by September 30, 1999. None of our hardware or software products has Year 2000 issues that require product modification or replacement.

     We are highly dependent on a few semiconductor foundry companies to produce the majority of our products. To the extent that Year 2000 issues effect these suppliers' ability to deliver product, we must review the suppliers plans for Year 2000 compliance and satisfy ourselves that they have made the necessary modifications to or replacements of their affected systems. We have requested these plans and will evaluate them as they are received. We anticipate that this evaluation will be completed by September 30, 1999. We will rely primarily on the suppliers' commitments to accomplish this task but have no contractual commitment from the suppliers regarding Year 2000 issues.

     Costs of Addressing Year 2000 Issues. Given the information known at this time about our non-compliant systems, coupled with ongoing, normal course-of-business efforts to upgrade or replace critical systems, as necessary, we do not expect Year 2000 compliance costs to have any material adverse impact on our business. We estimate that total costs for the Year 2000 compliance assessment and remediation will not exceed $50,000. The costs of this assessment and remediation will be paid out of general and administrative expenses.

     Risks of Year 2000 Issues. In light of our assessment and remediation efforts to date, and the planned, normal course-of-business upgrades, we believe that any residual Year 2000 risk is limited to non-critical business applications and support hardware. No assurance can be given, however, that all of our systems will be Year 2000 compliant or that compliance will not have a material adverse effect on our business. We also do not have any assurance that the manufacturers who supply semiconductors for us will be Year 2000 compliant with their internal systems; a reduction in the supply of product from these suppliers could have a material adverse effect on our business.

     Contingency Plans. We believe that, if our suppliers are not Year 2000 compliant, the reasonably likely worst case would be that we would be unable to receive products from them on a timely basis which would disrupt our shipments to customers and could materially adversely affect our business. In addition, if our IT systems are not Year 2000 compliant, we may be unable to process customer orders, which could also lead to shipment delays. We plan to develop a contingency plan for all operations to address the most reasonably likely worst case scenarios regarding Year 2000 compliance. We expect this contingency plan to be completed by June 30, 1999.

FINANCIAL MARKET RISK


     Our principal financial market risk relates to the interest rates associated with our available-for-sale securities. At December 31, 1998, our market risk related to these investments was immaterial and all these investments had original maturities not exceeding 90 days.

                                    BUSINESS


     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.



INDUSTRY BACKGROUND


     Embedded systems are found in many common products and offer varying levels of performance depending on each product's requirements. These products range from low performance devices such as electronic toys and microwave ovens to very complex, high-performance electronic equipment such as network routers and switches. High-performance embedded systems offer increased data processing capabilities and typically utilize one or more 32-bit or 64-bit microprocessors, fast memories and peripherals, and sophisticated operating systems or control code.

     Demand for high-performance embedded systems, which are designed to transmit, store and process information rapidly, has dramatically increased due to the:

     - growth of the Internet,

     - deployment of high-speed networking and

     - proliferation of multimedia.

     Markets for electronic equipment that rely on high-performance embedded systems include the following:

     Networking and Telecommunications. Networking and telecommunications applications include digital telephony, remote access servers, routers, network switches and cable modem equipment. This market segment is growing rapidly due to the rise of the Internet and the proliferation of high bandwidth communication technologies such as Fast Ethernet, Gigabit Ethernet, Asynchronous Transfer Mode, or ATM, cable modem, and Digital Subscriber Line, or xDSL.

     Enterprise Storage. Enterprise storage applications include disk storage subsystems, automated tape libraries and file servers. The growing use of multimedia applications and storage networks is driving corporate demand for increased data storage capacity.

     Imaging. Imaging applications include printers, copiers, medical instrumentation and video and graphics equipment. The demand for better image quality and faster performance, as well as connection of these applications to high-speed networks, have increased their data processing requirements.

     Industrial. Industrial applications include a wide range of process control computers and factory automation equipment. These products have high data transfer rate requirements, are used to monitor and control complex processes in real-time and are being increasingly attached to networks.

     Manufacturers of products that rely on high-performance embedded systems seek to maximize the performance and minimize the cost of their increasingly complex products. In addition, these manufacturers must develop and bring new products to market quickly to keep pace with technological advancements.

     THE I/O SUBSYSTEM

     A typical embedded system can be described in terms of four primary functions: the host microprocessor, the memory, the peripherals and the input/output, or I/O, subsystem. The host microprocessor is the primary control center for the system. The memory acts as a storage area for instructions to be executed and data to be processed. The peripherals enable connections between the system and other external devices such as network components, printers and storage systems. The I/O subsystem is the circuitry and software that connects these three other functions and allows for the transfer of instructions and data among these functions. The I/O subsystem includes the system bus which is a physical connection between these different functions. High-performance electronic equipment can contain multiple embedded systems, each requiring a separate I/O subsystem. The following diagram illustrates the major components of a typical embedded system:

 [Diagram illustrating the major components of a typical embedded system.]

     To enable increased performance and functionality from computer systems, semiconductor suppliers have historically focused on improving the operation of peripherals, microprocessors and memories. The I/O subsystem must also improve to keep pace with these improvements by transferring more information at faster speeds.


     As data transfer requirements for the I/O subsystem have increased, so has the complexity of its interface components such as processors, logic and related software. Until recently, most embedded systems used simple I/O subsystems that contained no processors, limited logic and rudimentary software, if any. Complex I/O subsystem components such as processors, elaborate control logic and advanced software were costly, and therefore their use was confined to very high-end equipment such as mainframe computers. Furthermore, the lack of widely accepted I/O standards impeded the use of complex I/O subsystems in other than high-end applications. However, advances in semiconductor technology combined with the widespread adoption of standards in embedded systems have enabled the development of highly integrated semiconductor devices that can better manage I/O subsystem performance at lower cost.


     PENETRATION OF I/O STANDARDS IN EMBEDDED SYSTEMS

     Until recently embedded systems manufacturers relied on a wide variety of proprietary and a fragmented set of industry standard I/O architectures. For example, many networking, imaging, storage and industrial applications employed proprietary architectures to meet their specific performance and cost requirements. A mix of standard buses such as VMEbus, Multibus and ISA was used in some industrial, telecommunications and military applications. Embedded system software was even more fragmented with many proprietary and application specific software architectures in use. While embedded developers could take advantage of many standard microprocessor, memory and peripheral components supplied by external vendors, the lack of acceptable I/O standards forced many to develop custom I/O subsystems internally, placing a heavy demand on development resources.

     The deployment of the PCI standard was one of the catalysts for the widespread adoption of I/O standards in embedded systems. In the early 1990s, PC manufacturers developed PCI, a new standard hardware architecture to connect the major components of a PC at high speed. It offered up to a one hundred times improvement in I/O data transfer rates over the previous architectures. By the mid-1990s, PCI became the most widely used bus architecture in the PC market. Consequently, most suppliers of peripheral semiconductor components used in PCs adopted PCI as the standard system interface. PCI is now emerging as the standard I/O architecture for many high-performance embedded systems because it allows the use of low cost and state-of-the-art peripheral semiconductor components developed for the PC market and provides a foundation for embedded system interoperability. PCI also offers equivalent or superior performance to the in-house developed standards of many embedded equipment suppliers. Furthermore, the use of PCI enables faster time to market, lower development cost and the ability to quickly integrate new I/O components.


     Although the PCI standard has resolved many development issues relating to I/O hardware architectures, software remains a challenge. The lack of standards for I/O control software and the wide use of proprietary operating systems place a significant demand on development resources. Consequently, embedded developers are increasingly adopting standard operating systems with well-defined I/O structures as opposed to developing their own software internally. Examples include Windows NT, Windows CE and standard operating systems from companies such as Wind River and Integrated Systems. In a related development, a consortium of industry leaders approved a new specification, Intelligent I/O, or I(2)O, in 1997 to address software compatibility and performance issues. I(2)O architecture enables more efficient use of the PCI bus and can result in higher data transfer rates and thus increased embedded system performance. Instead of designing proprietary software, developers can use I(2)O architecture as a standard software architecture that reduces software development time and costs. Furthermore, by using I(2)O architecture, embedded system suppliers can more easily integrate third party system components, thereby reducing development costs and improving time-to-market.


     NEED FOR STANDARD I/O PRODUCTS AND COMPREHENSIVE I/O SOLUTIONS

     Even with standard I/O specifications, design teams must still create the circuitry and related software that implements these specifications. Designers must also update their I/O subsystems to include frequent improvements in these specifications.

     Instead of developing all the hardware and software technology internally, embedded systems developers seek to focus their scarce engineering resources on the proprietary features of their products. By using standard semiconductor devices in the I/O subsystem instead of using custom-designed devices they are able to implement the basic framework of the system more easily and thereby reduce the I/O subsystem design effort, providing faster time-to-market and lower development cost. Standard products allow the design teams to concentrate their efforts on differentiating hardware and software features. In addition to standard semiconductor devices, embedded designers can benefit from several other design elements, such as data control software, hardware design kits and third-party development tools to complete their development work in a timely manner. These additional elements simplify development and improve time to market. They provide the design team with proven hardware and software design examples and the tools to adapt these examples to the embedded designers' needs.

     Due to the availability and adoption of I/O standards by embedded developers, there is now a large demand for I/O subsystem components based on these standards.

THE PLX SOLUTION

     PLX develops and supplies semiconductor devices and software that accelerate and manage the transfer of data in high-performance embedded systems. Our solution consists of three related products:

     - semiconductor devices,

     - software development kits which assist in developing systems that incorporate our semiconductor devices, and

     - hardware design kits that allow development of a system using our semiconductor devices and software development kits.

     Development tools provided by third parties support these three related products. These development tools are used for the design of other parts of the embedded system but also work with our products.

     Our products are designed for use in a variety of high-performance embedded applications including networking and telecommunications, enterprise storage, imaging and industrial. We focus on I/O accelerators and I/O processors, which are highly integrated, cost-effective semiconductor devices that optimize the flow of data and simplify the development of high-performance I/O subsystems. Our software development kits and hardware design kits promote sales of our semiconductor devices by lowering customers' development costs and allowing them to bring new products to market more quickly.

     PLX products provide I/O connectivity solutions for PCI and I(2)O and other industry standards. As new I/O standards evolve, we expect to support them where appropriate. More than 500 electronic equipment manufacturers use PLX semiconductor devices in a wide variety of embedded systems applications. Customers currently shipping systems that incorporate our products include 3Com, Cisco Systems, Compaq Computer, Hewlett-Packard, IBM, Lucent Technologies, Nortel Networks, Siemens and Tektronix.

STRATEGY

     Our objective is to continue to expand our market position as a developer and supplier of I/O connectivity solutions for high-performance embedded systems. Key elements of our strategy include the following:

     Focus on High-Growth Markets. We focus on high-growth embedded systems markets including networking and telecommunications, enterprise storage, imaging and industrial. Within these markets, there are many highly differentiated applications with different design criteria such as product function, performance, cost, power consumption, software, size limitations and design support. The requirements of many of these differentiated applications are addressed by our products, and we target those applications where we believe we can attain a leadership position.

     Deliver Comprehensive Solutions. Our products provide embedded systems developers with a comprehensive, proven development environment to simplify I/O subsystem design, enhance performance, reduce development costs and accelerate time-to-market. This solution consists of semiconductor devices, software development kits and hardware design kits. These design elements are supported by development tools provided by third parties. For example, our PCI 9080 I/O accelerator is supported by two software development kits and five hardware design kits which support microprocessors from Hitachi, IBM, IDT, Intel, and Motorola.

     Extend I/O Subsystem Technology. We offer our customers highly integrated semiconductor devices and related software that incorporate many of the latest advances in I/O technology. Our semiconductor devices and software are designed to enable quick adoption of new I/O technologies and enhancements to existing I/O standards. We seek to integrate additional I/O-related functions into our semiconductor devices to provide our customers with increasing functionality at the same or lower costs. For example, we are developing our IOP 480, a device that will integrate IBM's PowerPC core with our PCI technology. We employ a team of engineers with considerable expertise in embedded systems architectures, product definition, semiconductor and software design and engineering to maintain our I/O subsystem technology advantages.

     Drive I/O Subsystem Standards for Embedded Applications. We believe that our understanding of I/O technology trends and market requirements allows us to bring to market more quickly new products that support the latest I/O technologies. Through our participation in key industry groups responsible for standards such as the PCI Special Interest Group, the PCI Industrial Computer Manufacturers' Group and the I(2)O Special Interest Group, we have taken an active role in defining new I/O standards.

     Strengthen and Expand Industry Relationships. We work with industry leaders in developing software development tools and marketing programs that promote the use of each company's products. Key microprocessor partners include Hitachi, IBM, IDT, Intel and Motorola, and key software partners include Integrated Systems, Microsoft, Synopsys and Wind River. As a result of these relationships, we enable embedded systems designers to choose the best products for their particular applications while still employing our product as the core of their I/O subsystem design.

CUSTOMERS

     We supply our products to customers for a wide variety of high-performance embedded systems applications including networking and telecommunications, enterprise storage, imaging and industrial. We also have sales in other markets such as the personal computer, server and consumer markets. The typical product life cycle of a high performance embedded system is one to two years or more of product development and initial marketing activity followed by two to five years or more of volume production, assuming the product is successful in the market. The embedded system design team typically selects the sole-source hardware and software components early in the design cycle. Generally, the embedded system will incorporate these same components throughout its product life because changes require an expensive re-engineering effort. Therefore, when our products are designed into an embedded system, they are likely to be used in that system throughout its two to five year or more production life.

     Our products are standard semiconductor devices that may be incorporated into equipment used in several of our target markets. More than 500 electronic equipment manufacturers incorporate our semiconductor devices in their products. The following table lists representative customers that purchased directly or through distributors more than $100,000 of our products in 1998.

       NETWORKING AND
     TELECOMMUNICATIONS               ENTERPRISE STORAGE
-----------------------------    -----------------------------
3Com                             Compaq Computer
Artesyn Technologies             IBM
Ascend Communications            Network Appliance
Cabletron Systems                IMAGING
Cisco Systems                    -----------------------------
Dialogic                         Hewlett-Packard
Digi International               Kofax Image Products
Eicon Technology                 Optibase
Emulex                           Pinnacle Systems
Fore Systems                     Scitex
Gilat Satellite Networks         Tektronix
IBM                              INDUSTRIAL
Intel                            -----------------------------
Interphase                       Siemens
Lucent Technologies              Tektronix
Nortel Networks
Performance Technology
SDL
Shiva

PRODUCTS

     Our products consist of semiconductor devices, software development kits and hardware design kits. Development tools provided by third parties support these three design elements. Our semiconductor device products include I/O accelerators and our announced I/O processor, which are designed to simplify the development of high-performance I/O subsystems. The sales of these semiconductor devices account for a substantial majority of our revenues. We generate a small portion of our revenues from sales of our software and hardware design kits. The other layers of our solution promote sales of our semiconductor devices by lowering customers' development costs and allowing them to bring new products to market more quickly.

     I/O Accelerators and I/O Processors. Our I/O accelerators are semiconductor devices that accelerate movement of data across a PCI bus and between one or more devices or subsystems that need to communicate across the PCI bus. These products incorporate the Data Pipe Architecture technology, a set of circuits and features that enable efficient flow of data within systems with minimal supervision from the system processor. Our I/O accelerators address a range of applications and provide flexible interfaces that allow them to connect to a wide variety of semiconductor devices, including processors such as IBM's and Motorola's PowerPC, Intel's i960, Hitachi's SH, IDT's

MIPs, and Motorola's 68K series. Customers also use these semiconductor devices in connection with digital signal processors, or DSPs, which are specialized microprocessors, from Texas Instruments, Analog Devices and others. The I/O accelerators can be connected with a wide range of peripheral devices, including LAN, WAN, disk control and graphics.

     We have announced, but are not yet shipping, the IOP 480, our first I/O processor, which combines the features of our I/O accelerator devices with a microprocessor core and memory controller that can connect to a variety of memory types and sizes. An I/O processor is a microprocessor designed to manage I/O tasks and move data efficiently. The I/O processor will enhance overall system performance by maximizing data flow and off-loading more I/O tasks from the host processor, compared with an I/O accelerator. It will integrate, in one cost and space-saving device, many of the circuit elements required for I/O management. By combining several functions into one semiconductor device, the IOP 480 will enable a more compact, power-efficient design, compared with designs that use several semiconductor devices to achieve these functions.

     Software Development Kits. Our software development kits are designed to simplify and accelerate the development of systems that incorporate our semiconductor devices. For PCI technology we offer PCI SDK software, which shortens the time needed to develop the software used to transfer data through a PCI bus. It includes a programming interface that enables developers to execute complex transactions with simple commands. This programming interface allows customers to migrate their designs, with the same software interface, from our existing 32 bit I/O accelerators to our 64 bit I/O accelerators and I/O processor products. This common interface allows customers to preserve their software investment even as their designs evolve in complexity and as new I/O architectures are deployed. The PCI SDK is applicable to both proprietary and standard operating systems. Our software development kit for I(2)O Architecture simplifies the development of software for I(2)O architecture-based technology.

     Hardware Design Kits. We offer hardware design kits that support the development of systems incorporating PLX semiconductor devices. We call our hardware design kits "reference design kits." Designers use the hardware design kits to evaluate our semiconductor devices and to simplify and accelerate product development. Each hardware design kit includes a development circuit board that designers can use to evaluate the PLX products and also design their own system. These hardware design kits also include technical drawings, documentation and other design assistance tools. Current hardware design kits support IBM's PowerPC processors, Motorola's PowerQuicc processors, Intel's i960 processors, IDT's MIPs processors and Hitachi's SH processors.

     To offer additional design support, we work with third party companies that provide development tools for our customers. Although we receive no revenues from these development tools, they promote sales of our semiconductor devices because these tools often make it easier to develop embedded systems incorporating our products. Examples include software development tools from Diab Data, IBM, Integrated Systems, Microsoft, Netware, and Wind River and software modeling tools from Synopsys.

     Our principal product offerings and functions include the following:


-----------------------------------------------------------------------------
 CATEGORY           PRODUCT                    DESCRIPTION
-----------------------------------------------------------------------------
SEMICONDUCTOR DEVICES
-----------------------------------------------------------------------------
 32-bit Target I/O  PCI 9050                   - Enables connection of 8-,
 Accelerators       PCI 9052                   16- and 32-bit peripherals and
                                                 personal computer adapters
                                                 to PCI.
-----------------------------------------------------------------------------
 32-bit Master I/O  PCI 9060                   - Provides the flexibility to
 Accelerators       PCI 9060ES                   connect with a wide range of
                    PCI 9060SD                   processors, peripherals and
                    PCI 9080                     memory including Motorola
                    PCI 9054                     PowerQuicc, Intel i960, IBM
                                                 PowerPC, Hitachi SH, IDT
                                                 MIPs and Texas Instruments
                                                 DSPs.
-----------------------------------------------------------------------------
 32-bit I/O         IOP 480                    - Incorporates PowerPC
 Processors                                      microprocessor and memory
 (Announced, in                                  controller in addition to a
 development)                                    32- bit master I/O
                                                 accelerator.
-----------------------------------------------------------------------------
 64-bit/66 MHz I/O  PCI 9610                   - Provides the flexibility to
 Accelerators                                    connect with a wide range of
 (Announced, in                                  microprocessors, peripherals
 development)                                    and memory including
                                                 Motorola PowerQuicc,
                                                 PowerQuiccII, Intel i960,
                                                 IBM PowerPC, Hitachi SH, IDT
                                                 MIPs and Texas Instruments
                                                 DSPs.
-----------------------------------------------------------------------------
SOFTWARE DEVELOPMENT KITS
-----------------------------------------------------------------------------
 PCI Software       PCI SDK                    - Provides tools for
                                               accelerating design of data
                                                 transport software.
                                               - Includes development and
                                                 debugging utilities, sample
                                                 firmware and drivers.
-----------------------------------------------------------------------------
 I(2)O Software     SDK for I(2)O              - Enables rapid development of
                    Architecture                 I(2)O software.
-----------------------------------------------------------------------------
HARDWARE DESIGN KITS
-----------------------------------------------------------------------------
 Reference Design   Eight kits supporting a    - Include evaluation boards,
 Kits               range of products          PCI SDK software,
                                                 documentation and schematics
                                                 to assist system
                                                 development.
-----------------------------------------------------------------------------

TECHNOLOGY

     We believe that supplying high-performance I/O connectivity solutions for I/O subsystems requires expertise in four areas:

     - semiconductor design,

     - software technology,

     - system design, and

     - industry standards.


     Semiconductor Design. Our engineers have substantial expertise in semiconductor design and have developed a comprehensive library of complex functional blocks for use in semiconductor devices for I/O connectivity. As a result of this expertise, we offer both innovative architectures and high levels of functionality. For example, our proprietary Data Pipe Architecture technology allows the system developer a high degree of control over the PCI bus in order to address specific design needs. In high-performance systems, the Data Pipe Architecture technology enables data throughput that is several times faster than typical approaches. We continue to integrate more functionality in our semiconductor devices to reduce cost, improve performance, reduce size and simplify the customer's design effort.


     Software Technology. We devote substantial engineering resources to the development of software technology used to assist the system developer in debugging hardware and creating data control software. The quality and availability of these tools are key differentiating factors between PLX and competing alternatives. We are now shipping, as part of our software development kits, our third generation PCI debugger, PLXMon 98. We continue to enhance and expand our software development kits, which contain a set of programming interfaces that simplify the development of software. Our software development kit for I(2)O Architecture was the first commercially available private platform I(2)O software development kit. As an example of our software advantages, we licensed our I(2)O software technology to Integrated Systems, a leading supplier of embedded operating systems, for use in Integrated System's I(2)O products. Our software expertise provides us with valuable insights into our customers' software development issues, which aids the definition and development of future semiconductor devices.

     System Design. We employ a team of system level design engineers that are dedicated to the development of hardware design kits. These kits are high-performance adapters and embedded systems that customers can use to assist development of their products. Each of these hardware design kits is a system or adapter similar in complexity to those built by our customers. The system design experience provides us valuable insights which we can use to improve future semiconductor device and software products.

     Industry Standards. Through our participation in the key industry groups responsible for standards such as the PCI Special Interest Group, the I(2)O Special Interest Group and the PCI Industrial Computer Manufacturers' Group, we take an active role in defining new I/O standards. In addition, we are closely monitoring new I/O technologies to determine their applicability to our embedded market customer base.

     The following diagram displays a typical embedded system incorporating PLX I/O Accelerators, I/O Processors and Data Control Software. The I/O subsystem depicted below includes buses, semiconductor devices and software for moving data through the system. The example shows a host connected to three types of peripherals which have different performance levels and functions. The host software and three sets of peripheral software shown on the right run on the corresponding hardware on the left.

[Diagram showing a typical embedded system incorporating PLX I/O accelerators,
                   I/O processors and data control software.]

COMPETITION

     Competition in the semiconductor industry is intense. If our main target market, the embedded systems market, continues to grow, the number of competitors may increase significantly. In addition, new semiconductor technology may lead to new products that can perform similar functions as our products.

     Competition in the various markets served by us comes from companies of various sizes, many of which are significantly larger and have greater financial and other resources than we do and thus can better withstand adverse economic or market conditions than we. Our principal products compete with standard products from companies such as Anchor Chips, Applied Micro Circuits, Galileo Technology, Tundra Semiconductor, and V3 Semiconductor.

     In addition, two alternative devices can perform some or all of the functions of our semiconductor devices. The first is the Application Specific Integrated Circuit, or ASIC. With the ASIC approach, a customer creates a custom semiconductor device for a particular application. Because the customer buys the ASIC directly from the semiconductor foundry, this approach may lead to lower unit production costs. However, this approach entails a large initial investment in developing the custom device. The second alternative device is the Field Programmable Gate Array, or FPGA. The FPGA is a semiconductor device whose logic function can be programmed by the system manufacturer. This requires less design effort than the ASIC approach. However, because of the additional circuitry required to enable the device to be programmed, this approach entails higher unit production costs which can be prohibitive compared to ASICs or standard semiconductor devices. Accordingly, we also experience indirect competition from leading ASIC suppliers, including IBM, LSI Logic, NEC, and Toshiba as well as from FPGA suppliers, including Altera, Atmel, Lucent

Technologies, Quicklogic, Vantis, and Xilinx. As we start to sell our I/O processor products, we will compete with established embedded microprocessor companies including Hitachi, IBM, IDT, Intel, Motorola and others. Many of these indirect competitors and processor companies are large companies that have significantly greater financial, technical, marketing and other resources than PLX.

     We believe that the principal factors of competition in our business include functionality, product performance, price, product innovation, availability of development tools, customer service and reliability. We believe that we compete favorably with respect to each of these factors. We differentiate our products from those of our competitors by incorporating innovative features that allow our customers to build systems based on industry standards that are more efficient and higher in performance. Furthermore, in general, our software and hardware development tools are more comprehensive than competing solutions. However, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business.

SALES, MARKETING AND TECHNICAL SUPPORT

     Our sales and marketing strategy is to achieve design wins at leading embedded systems companies in high-growth market segments. We market and sell our products in the United States through a combination of direct regional sales managers, a national distributor, and a network of independent manufacturers' representatives. We maintain United States direct sales offices in Baltimore, Boston, Chicago, Los Angeles, Raleigh and Sunnyvale.

     Outside the United States, we have engaged a team of manufacturers' representatives, stocking representatives and distributors to sell and market our products. Our international network includes representatives in Australia, Belgium, Canada, Denmark, France, Germany, Hong Kong, Israel, Japan, Korea, Norway, Singapore, South Africa, Sweden, Taiwan, The Netherlands, and the United Kingdom. We maintain a direct sales office in the United Kingdom to service customers in Europe and the Middle East.

     As of December 31, 1998, we employed 21 individuals in sales and marketing and 9 in field and factory applications support. Sales in North America represented 66%, 78% and 79% of product revenues for 1998, 1997 and 1996, respectively. All sales to date have been denominated in U.S. dollars.

     In 1998, sales to our exclusive United States distributor Unique Technologies accounted for 22% of our revenues, and sales to a European distributor, A2M, accounted for 11% of our revenues. Revenues related to sales through distributors are expected to continue to account for a significant portion of our total revenues. See "Risk Factors -- A Large Portion of Our Revenues Is Derived from Sales to Third-Party Distributors Who May Terminate Their Relationships with Us at Any Time."

     Net revenues through distributors accounted for approximately 49%, 56% and 41% of our net revenues for 1998, 1997 and 1996, respectively. Sales to IBM directly or through distributors accounted for 13% of our revenues. In 1997, sales to no single customer accounted for 10% or more of our total revenues.

     Technical support to customers is provided through field and factory applications engineers, technical marketing personnel and, if necessary, product design engineers. Local field support is provided in person or by telephone. We also use our World Wide Web site to provide product documentation and technical support information. We believe that providing customers with comprehensive product support is critical to remaining competitive in the markets we serve. In addition, our close contact with customer design engineers provides valuable input into existing product enhancements and next generation product specifications.

RESEARCH AND DEVELOPMENT

     Our future success will depend to a large extent on our ability to rapidly develop and introduce new products and enhancements to our existing products that meet emerging industry standards and satisfy changing customer requirements. We have made and expect to continue to make substantial investments in research and development and to participate in the development of new and existing industry standards.

     Our research and development has been focused in three main areas: PCI I/O accelerators and I/O processors, hardware design kits and software development kits. The majority of our engineers are involved in semiconductor device design and verification, with the remaining engineers working on software and reference design hardware. Before development of a new product commences, our marketing managers work closely with research and development engineers and customers to develop a comprehensive requirements specification. In addition, our marketing managers and engineers review the applicable industry standards and incorporate desired changes into the new product specification. After the product is designed and commercially available, our engineers continue to work with various customers on specific design issues to understand emerging requirements that may be incorporated into future product generations or product upgrades.

     Our research and development expenditures totaled $6.6 million in 1998 and $4.2 million in 1997. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design, and development activities. In addition, expenses for outside engineering consultants and non-recurring engineering at our independent foundries are included in research and development expenses. As of December 31, 1998, there were 31 employees engaged in research and development. We perform our research and development activities at our headquarters in Sunnyvale, California. We are seeking to hire additional skilled development engineers, who are currently in short supply. Our business could be adversely affected if we encounter delays in hiring additional engineers. See "Risk Factors -- Our Potential Future Acquisitions May Not be Successful Because We Have Not Made Acquisitions in the Past."

     Our future performance depends on a number of factors, including our ability to identify emerging technology trends in our target markets, define and develop competitive new products in a timely manner, enhance existing products to differentiate them from those of competitors and bring products to market at competitive prices. The technical innovations and product development required for us to remain competitive are inherently complex and require long development cycles. We typically must incur substantial research and development costs before the technical feasibility and commercial viability of a product can be ascertained. We must also continue to make significant investments in research and development in order to continually enhance the performance and functionality of our products to keep pace with competitive products and customer demands for improved performance. Revenues from future products or product enhancements may not be sufficient to recover the development costs associated with these products or enhancements. The failure to successfully develop new products on a timely basis could have a material adverse effect on our business. See "Risk Factors -- Rapid Technological Change Could Make Our Products Obsolete."

MANUFACTURING

     We have adopted a "fabless" semiconductor manufacturing model and outsource all of our semiconductor manufacturing, assembly and testing. This approach allows us to focus our resources on the design, development and marketing of products and significantly reduces our capital requirements. We subcontract substantially all of our semiconductor manufacturing to Seiko-Epson Semiconductor in Japan and Taiwan Semiconductor Manufacturing Corporation in Taiwan. In the second quarter of 1999, IBM will become an additional manufacturing subcontractor for one of our principal new products. None of our products is currently manufactured by more than one supplier, and all of our products are expected to be single-source manufactured for the foreseeable future. We must place orders two to four months in advance of expected delivery. We maintain inventory levels based on current lead times from foundries plus safety stock to account for anticipated fluctuations in demand. Our inventory comprises a major portion of our working capital. As a result, we have limited ability to react to fluctuations in demand for our products, which could cause us to have an excess or a shortage of inventory of a particular product and reduced product revenues.

     In the event of a loss of, or a decision by us to change, a key supplier or foundry, qualifying a new supplier or foundry and commencing volume production would likely involve delay and expenses, resulting in lost revenues, reduced operating margins and possible detriment to customer relationships. Since we place our orders on a purchase order basis and do not have a long term volume purchase agreement with any of our existing suppliers, any of these suppliers may allocate capacity to the production of other products while reducing deliveries to us on short notice. While we believe we currently have good relationships with our foundries and adequate capacity to support our current sales levels, there can be no assurance that adequate foundry capacity will be available in the future on acceptable terms, if at all. See "Risk Factors -- We May Experience Shipment Delays and Increased Cost Due to Our Dependence on Independent Manufacturers."

     Our PCI devices are currently fabricated using a range of semiconductor manufacturing processes. We must continuously develop our devices using more advanced processes to remain competitive on a cost and performance basis. Migrating to new technologies is a challenging task requiring new design skills, methods and tools. We believe that the transition of our products to smaller geometries will be important for us to remain competitive. Our business could be materially adversely affected if any transition to new processes is delayed or inefficiently implemented. See "Risk Factors -- Defects in Our Products Could Increase Our Costs and Delay Our Product Shipments."

INTELLECTUAL PROPERTY


     Our future success and competitive position depend upon our ability to obtain and maintain the proprietary technology used in our principal products. Most of our current products include implementations of the PCI and I(2)O industry standards, which are available to other companies. We currently have no patents on any of our PCI or I(2)O products and rely instead on trade secret protection. We have two patents on technology in our other products that expire in September 2007 and September 2014. In the future, we plan to seek patent protection when we feel it is necessary.


     Our existing or future patents may be invalidated, circumvented, challenged or licensed to others. The rights granted thereunder may not provide competitive advantages to us. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need this protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of our technology.


     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. This often results in significant and often protracted and expensive litigation. There is no intellectual property litigation currently pending against us. However, we may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by other third parties. If it is necessary or desirable, we may seek licenses under these third party patents or intellectual property rights. However, we cannot be sure that licenses will be offered or that the terms of any offered licenses will be acceptable to us.


     The failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the technology. Litigation could result in significant expenses to us, adversely affect sales of the challenged product or technology and divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In the event of an adverse result in any litigation, we could be required to pay substantial damages, cease the manufacture, use, sale or importation of infringing products, expend significant resources to develop or acquire non-infringing technology, and discontinue the use of processes requiring the infringing technology or obtain licenses to the infringing technology. We may not be successful in the development or acquisition, or the necessary licenses may not be available under reasonable terms, and any development, acquisition or license could require expenditures by us of substantial time and other resources. Any of these developments would have a material adverse effect on our business. See "Risk Factors -- Our Limited Ability to Protect Our Intellectual Property and Proprietary Rights Could Adversely Affect Our Competitive Position."


FACILITIES

     We lease two adjacent facilities in Sunnyvale, California, which have approximately 20,000 square feet and 15,000 square feet pursuant to two leases which expire in February 2001 and November 2004, respectively. These two facilities comprise our headquarters and include our research and development, sales and marketing and administration departments. We believe that our current facilities will be adequate through 1999.

EMPLOYEES

     As of December 31, 1998, we employed a total of 71 full-time employees, including 31 engaged in research and development, 30 engaged in sales and marketing, 4 engaged in manufacturing operations and 6 engaged in general administration activities. We also from time to time employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

BACKLOG

     PLX's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. This results from expected changes in product delivery schedules and cancellation of product orders. In addition, PLX's sales will often reflect orders shipped in the same quarter that they are received.

LEGAL PROCEEDINGS


     We may from time to time be a party to litigation matters incidental to the conduct of our business. As of the date of this prospectus, there is no pending or threatened legal proceeding to which we are a party.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, their ages and their positions as of December 31, 1998, are as follows:

            NAME               AGE                   POSITION
            ----               ---                   --------
Michael J. Salameh...........  44    President and Director
Kenyon Mei, Ph.D.............  53    Vice President, Engineering
Scott M. Gibson..............  40    Vice President, Finance, Chief Financial
                                     Officer and Secretary
Mark R. Easley...............  43    Vice President, Marketing
Michael A. Hopwood...........  36    Vice President, Worldwide Sales
William E. Hart..............  46    Vice President, Operations
D. James Guzy, Sr.(1)(2).....  62    Chairman of the Board of Directors
Eugene Flath(2)..............  61    Director
Timothy Draper(1)............  40    Director
Young K. Sohn(3).............  42    Nominee Director
John H. Hart(4)..............  53    Nominee Director

-------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Mr. Sohn has agreed to be nominated as director and is expected to be elected to the Board of Directors immediately after the closing of the offering.

(4) Mr. Hart has agreed to be nominated as director and is expected to be elected to the Board of Directors immediately after the closing of the offering.

     Michael J. Salameh co-founded PLX and has served as our President and as a member of the Board of Directors since PLX's inception in May 1986. From 1980 through 1986, Mr. Salameh was employed in various marketing management positions with Hewlett-Packard Company. Mr. Salameh received a B.S. in Engineering and Applied Science from Yale University and an M.B.A. from Harvard Business School.

     Kenyon Mei, Ph.D., has served as our Vice President of Engineering since joining us in August 1997. From 1985 through August 1997, Dr. Mei held various senior level executive positions with Cirrus Logic, Inc., a semiconductor company, including General Manager of the Personal Systems Division from 1992 through July 1997 and Senior Vice President of Engineering from 1985 through 1991. Dr. Mei received a B.S. and an M.S. in Electrical Engineering from the University of California, Davis and a Ph.D. in Electrical Engineering from Stanford University.

     Scott M. Gibson has served as our Vice President of Finance and Chief Financial Officer since joining us in October 1997. Mr. Gibson was employed by YieldUP International Corporation, a semiconductor equipment manufacturer, as Vice President and Chief Financial Officer from September 1995 through March 1997. Mr. Gibson served as Vice President of Customer Service for Tencor Instruments, a semiconductor equipment manufacturer, from April 1994 through June 1995. Mr. Gibson was employed by Prometrix Corporation, a semiconductor equipment manufacturer, as Vice President and Chief Financial Officer from April 1992 until its merger with Tencor Instruments in

February 1994. Mr. Gibson received a B.S. in Industrial Engineering from Iowa State University and an M.B.A. from the University of Michigan Business School.

     Mark R. Easley has served as our Vice President of Marketing since March 1996. From October 1993 through March 1996, he owned Mission Research Enterprises Technical Sales, a manufacturers' representative company. From March 1986 through October 1993, Mr. Easley held various positions at Adaptec, Inc., a semiconductor company including Director of Sales for Asia-Pacific and Japan from July 1988 through October 1993 and Strategic Marketing Manager from March 1986 through June 1988. Mr. Easley is also a director of Sebring Systems, Inc. Mr. Easley received a B.S. in Computer Science from Purdue University.

     Michael A. Hopwood has served as our Vice President of Worldwide Sales since 1995. From 1989 to 1995, he held a variety of other sales management positions with our Company. From 1984 until 1989, Mr. Hopwood held various sales positions at Intel Corporation, a semiconductor manufacturer. Mr. Hopwood received a B.S. in Physics Engineering from Pacific Lutheran University.

     William E. Hart has served as our Vice President of Operations since January 1996. Between July 1993 and January 1996, he served as our Operations Manager and Controller. From January 1992 to June 1993, Mr. Hart was employed by Euphonix Inc., a digital audio equipment company, as its production manager. From November 1982 through December 1991, Mr. Hart was employed as a manufacturing manager for NTX Communications, a computer company. Mr. Hart received a B.A. from St. Mary's College and a Masters degree in Public Administration from California State University, Hayward.

     D. James Guzy, Sr. has been a director of PLX since 1986. Mr. Guzy is the Chairman, President and CEO of SRC Computer Corporation, a developer of super-computer systems. Since 1969, he has also served as the President of the Arbor Company, a limited partnership involved in the electronics and computer industry. Mr. Guzy is also a director of Cirrus Logic, Inc., Intel Corporation, Micro Component Technology, Inc., Novellus Systems, Inc., Davis Selected Group of Mutual Funds and Alliance Capital Management Technology Fund, and a member of the board of directors of several private technology companies, including Sebring Systems. Mr. Guzy received a B.S. from the University of Minnesota and an M.S. from Stanford University.

     Eugene Flath has been a director of PLX since May 1989. Mr. Flath has been a General Partner of Associated Venture Investors since February 1988 and a Special General Partner of Applied Technology Investors since July 1994. Mr. Flath also serves on the board of directors of several private companies. Mr. Flath received a B.S. in Electrical Engineering and a B.S. in Naval Science from the University of Wisconsin and an M.S. in Electrical Engineering from the University of New Hampshire.

     Timothy Draper has been a director of PLX since 1986. Mr. Draper has been a Managing Director of Draper Fisher Jurvetson, an investment company since 1992. Mr. Draper managed Draper Associates LP from 1986 to 1992. Mr. Draper received a B.S. in Electrical Engineering from Stanford University and an M.B.A. from Harvard Business School.

     Young K. Sohn will become a member of our Board of Directors immediately after completion of the offering. Mr. Sohn is currently serving as CEO of Oak Technology, a semiconductor manufacturer. From 1992 until March 1999, Mr. Sohn held various executive management positions at Quantum Corporation, a disk drive manufacturer, including President of the Hard Disk Drive Business. Prior to joining Quantum, Mr. Sohn was employed for nine years at Intel as a Marketing and Sales Executive and Director of Worldwide Channel Marketing in Intel's Reseller Channel organization. Mr. Sohn received a B.S. in Electrical Engineering from the University of Pennsylvania and an M.B.A. from MIT's Sloan School of Management.

     John H. Hart will become a member of our Board of Directors immediately after completion of the offering. Mr. Hart has been Senior Vice President and Chief Technical Officer of 3Com Corporation since August 1996. From the time Mr. Hart joined 3Com in September 1990 until July 1996, he was Vice President and Chief Technical Officer. Prior to joining 3Com, Mr. Hart worked for Vitalink Communications Corporation for seven years, where his most recent position was Vice President of Network Products.

     Officers are appointed by the Board of Directors. Our Bylaws provide that the Board of Directors shall consist of five members. Directors are elected at our annual general meeting of stockholders by a vote of the holders of a majority of the voting power represented at the meeting. A director may be re-elected for subsequent terms.

BOARD COMMITTEES

     The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors, including annual salaries and bonuses and stock option and other incentive compensation arrangements. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all our other employees. The Compensation Committee also administers our 1998 Stock Incentive Plan and 1999 Stock Incentive Plan. The current members of the Compensation Committee are Messrs. Flath and Guzy.

     The Audit Committee of the Board of Directors reviews and monitors our corporate financial reporting and external audits, including our internal control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The Audit Committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of our Audit Committee are Messrs. Draper and Guzy.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

     Non-employee directors of PLX receive for their service as directors cash compensation in the amount of $4,000 upon election at the annual stockholders meeting and $2,000 for each Board meeting that they attend. In addition, each new non-employee director will receive an option to purchase 15,000 shares of our common stock upon joining the Board of Directors. Each incumbent non-employee director who has served on the Board for at least eleven months will be granted an option to purchase an additional 5,000 shares of our common stock after each annual stockholders' meeting. All options are immediately exercisable upon grant. See "Stock Option Plans -- 1999 Stock Incentive Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors established a Compensation Committee in July 1990. The Compensation Committee is currently comprised of Messrs. Flath and Guzy. Neither of these individuals were at any time since the formation of PLX an executive officer or employee of PLX. Prior to the establishment of the Compensation Committee, all decisions relating to executive compensation were made by the Board. For a description of the transactions between PLX and members of the Compensation Committee and entities affiliated with the Compensation Committee members, see "Transactions Between PLX and its Officers, Directors or Significant Stockholders." None of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

NO EMPLOYMENT CONTRACTS

     None of our executive officers has an employment agreement with PLX.

EXECUTIVE COMPENSATION


     The following table provides summary information concerning the compensation earned by our chief executive officer and our next four most highly compensated executive officers in the fiscal year ended December 31, 1998, whose salary and bonus exceeded $100,000 for services rendered in all capacities to PLX and our subsidiary during that fiscal year. This includes bonus amounts in the fiscal year earned, rather than in the fiscal year in which each bonus amount was paid. All stock options were granted pursuant to the 1998 Stock Incentive Plan.


                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                     COMPENSATION
                                            ANNUAL COMPENSATION         AWARDS
                                            --------------------   -----------------
                                                                   SHARES UNDERLYING
       NAME AND PRINCIPAL POSITION           SALARY      BONUS          OPTIONS
       ---------------------------          --------    --------   -----------------
Michael J. Salameh
  President...............................  $144,000    $101,258        150,000
Kenyon Mei, Ph.D.
  Vice President, Engineering.............   210,000      87,202              0
Mark R. Easley
  Vice President, Marketing...............   138,000     109,407         65,000
Michael A. Hopwood
  Vice President, Worldwide Sales.........   124,000      96,953         25,000
Scott M. Gibson
  Vice President, Finance.................   120,000      48,923         30,000

     The following table sets forth information concerning grants of options to purchase shares of our common stock to each of the following officers during fiscal 1998. In each case, the options vest pursuant to a four-year schedule. Under this schedule, on the first anniversary of the date of grant, 25% of the total options granted vest. Thereafter, 2.083% of the total options granted vest each month.


                          OPTION GRANTS IN FISCAL 1998

                                                                              POTENTIAL REALIZABLE VALUE
                                      PERCENT OF                                AT ASSUMED ANNUAL RATES
                        NUMBER OF    TOTAL OPTIONS                                  OF STOCK PRICE
                        SECURITIES    GRANTED TO                                APPRECIATION FOR OPTION
                        UNDERLYING   EMPLOYEES IN    EXERCISE                           TERM(4)
                         OPTIONS      FISCAL YEAR    PRICE PER   EXPIRATION   ---------------------------
         NAME            GRANTED        1998(1)      SHARE(2)     DATE(3)         5%             10%
         ----           ----------   -------------   ---------   ----------   -----------   -------------
Michael J. Salameh....   150,000         22.79%        $5.00      01/20/08     $471,671      $1,195,307
Kenyon Mei, Ph.D. ....        --            --            --            --           --              --
Mark R. Easley........    65,000          9.87          5.00      01/20/08      204,391         517,966
Michael A. Hopwood....    25,000          3.80          5.00      01/20/08       78,612         199,218
Scott M. Gibson.......    30,000          4.56          5.00      01/20/08       94,334         239,061

-------------------------
(1) In fiscal year 1998, we granted options to employees to purchase an aggregate of 658,250 shares.

(2) Each of these options was granted pursuant to our 1998 Plan and is subject to the terms of such plan as described below. These options were granted at an exercise price equal to the fair market value of our common stock as determined by our Board of Directors on the date of the grant. The Board of Directors based this determination on our operating results and financial condition and the valuations of comparable public companies in the semiconductor industry.

(3) Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

STOCK OPTION PLANS

     1986 RESTRICTED STOCK PURCHASE PROGRAM


     On May 7, 1986, our Board of Directors approved a form of Restricted Stock Purchase Agreement to be used to sell restricted shares of our common stock to our employees, officers and consultants. There was no formal, written plan. From time to time, the Board of Directors reserved shares of our common stock for grant under the program. At December 31, 1998, a total of 4,402,060 restricted shares were issued and outstanding pursuant to the program. The shares were issued at fair market value as determined by the Board of Directors. The repurchase price of the restricted shares is the original sales price. The shares are subject to a repurchase option in favor of PLX that expires over a period of four years from the date of issuance. On the first anniversary of the date of issuance, the number of shares subject to the repurchase option is reduced by 25%; and each month thereafter, the number of shares subject to the repurchase option is reduced by 2.083% of the total restricted shares issued.

     As consideration for the issuance of these restricted shares, each of the purchasers has paid 20% of the aggregate purchase price of the restricted shares issued to him in cash and has executed a promissory note for the remaining 80% of the aggregate purchase price. These notes bear interest at a rate of 6% per annum and become due and payable upon the earlier of four years from the date of issuance or the effectiveness of a registration statement pursuant to which the subject securities may be offered and sold by such purchasers; provided, however, that in the event the officers are restricted by the terms of market stand-off agreements relating to the securities, amounts that would become due under the notes upon such registration are reduced to the amount that would be covered by sale of shares allowed to be sold. Each of the directors and officers that has purchased restricted shares has executed a market stand-off agreement, which prevents such officers and directors from selling our securities for a period of at least 150 days following our issuance of securities pursuant to an underwritten offering. Thus, they will not be required to pay the notes until at least 150 days after the offering. The due dates of the loans did not extend past the repurchase option of PLX. The notes are full recourse and, in addition, each of the purchasers has pledged the restricted shares as collateral to secure the obligations under his note. The program was terminated upon adoption of our 1998 Incentive Stock Plan on January 15, 1998.

     1998 STOCK INCENTIVE PLAN


     Our 1998 Stock Incentive Plan was approved by the Board of Directors on January 15, 1998 and by our stockholders on June 22, 1998. The 1998 Plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. As of January 31, 1999, a total of 1,300,000 shares of our common stock have been reserved for issuance under the 1998 Plan. As of December 31, 1998, no shares of our common stock had been issued upon exercise of options granted under the 1998 Plan, options to purchase 645,250 shares were outstanding, and 154,750 shares remained available for future grant. In January 1999, our Board of Directors approved the grant of options to purchase an aggregate amount of 639,750 shares, to be effective as of the offering. The Board of Directors or a committee designated by the Board has the power, subject to the limitations contained in the 1998 Plan, to prescribe the terms and conditions of any option granted under the 1998 Plan, including the total number of shares to be offered to each optionee. The maximum term of any stock option granted under the 1998 Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of the combined voting power of PLX, the term of these stock options shall be for no more than five years. The exercise price of incentive stock options granted under the 1998 Plan must be at least 100% of the fair market value of our common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of the fair market value on the date of grant. The aggregate fair market value on the date of grant of our common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. In the event of a change of control of PLX, all of the options granted under the 1998 Plan will terminate unless assumed or substituted or except as provided otherwise in an individual option agreement. The Board of Directors may amend the 1998 Plan at any time, except to the extent that stockholder approval is required. The 1998 Plan will terminate in January 2008, unless terminated earlier by the Board of Directors.

     1999 STOCK INCENTIVE PLAN

     Our 1999 Stock Incentive Plan was approved by the Board of Directors on January 15, 1999 and by our stockholders in March 1999, effective as of the effective date of the offering. The 1999 Plan permits the grant of securities of PLX, including options intended to qualify as "incentive stock options" under
Section 422 of the Code, and nonqualified stock options to employees, officers, directors, independent contractors and consultants; provided, however that incentive stock options may be granted only to our employees. Initially 1,000,000 shares of common stock were reserved for issuance in connection with the grant of options under the 1999 Plan. As of January 31, 1999 no options had been awarded under the 1999 Plan.


     The Board of Directors or a committee designated by the Board is authorized to administer the 1999 Plan, including the selection of persons to whom options may be granted and the interpretation and implementation of the 1999 Plan. Options granted under the 1999 Plan will vest and become exercisable as determined by the Board or the committee at the time of the option grant. The term of each option will be as determined by the Board or the committee; provided, however, that the maximum term of an option granted under the 1999 Plan is ten years or five years in the case of an incentive stock option granted to a 10% stockholder. The aggregate fair market value, on the date of grant, of our common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The exercise price of each option granted under the 1999 Plan shall not be less than the fair market value of our common stock on the date of grant or not less than 110% of fair market value in the case of an incentive stock option granted to a 10% stockholder. In the event there is a change of control of PLX under the 1999 Plan, all of the options granted under the 1999 Plan will terminate unless assumed or substituted or except as provided otherwise in an individual option agreement. The 1999 Plan may be amended at any time by the Board of Directors, except to the extent that stockholder approval is required. The 1999 Plan will terminate in January 2009, unless earlier terminated by the Board.


     Pursuant to the authority granted by the 1999 Plan, the Administrator has adopted, concurrently with the approval of the 1999 Plan, the 1999 Non-Employee Director Option Program. Shares issued under the Non-Employee Director Plan will come from the 1,000,000 shares of common stock reserved for issuance pursuant to the 1999 Plan. The Non-Employee Director Program provides for the grant of non-qualified stock options to non-employee directors upon election or appointment to the Board of Directors and for annual non-qualified stock option grants thereafter. See "Management -- Director Compensation and Other Arrangements."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of the director's fiduciary duties as a director except for liability

     - for any breach of the director's duty of loyalty to PLX or to its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases as provided in Section 174 of the Delaware General Corporation Law or

     - for any transaction from which a director derives an improper personal benefit.

     Our Bylaws provide that PLX shall indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of an indemnified party. Our Bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defenses of any action or proceeding arising out of the indemnified party's status or service as a director, officer or employee or other agent of PLX upon an undertaking by the indemnified party to repay the advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

     We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify the director or officer, against expenses, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of PLX, other than Liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest. These agreements also require us to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by PLX. We believe that our Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

     At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of PLX in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

      TRANSACTIONS BETWEEN PLX AND ITS OFFICERS, DIRECTORS, OR SIGNIFICANT
                                  STOCKHOLDERS

SALE OF RESTRICTED STOCK TO EXECUTIVE OFFICERS

     We have entered into Employee Stock Purchase Agreements with each of the executive officers listed below which provide for the sale of shares of restricted PLX common stock to these executive officers subject to a repurchase option on behalf of PLX. The repurchase price of the restricted stock is the original sales price. Except as noted below, the number of shares subject to each repurchase option is reduced according to our standard vesting schedule. As consideration for the issuance of this restricted stock, each of the officers has paid 20% of the aggregate purchase price of the restricted stock issued to him in cash and has executed a promissory note for the remaining 80% of the aggregate purchase price. The notes contain the standard terms for all notes issued in connection with the issuance of Restricted Stock.

                                                                 PRINCIPAL
                             PURCHASE    NUMBER OF   PRICE PER   AMOUNT OF
           NAME                DATE       SHARES       SHARE       NOTE       NOTE DUE
           ----             ----------   ---------   ---------   ---------   ----------
Kenyon Mei................  08/01/1997    350,000      $0.15      $42,000    08/01/2001
Michael A. Hopwood........  03/15/1996     46,000(1)   $0.15      $ 5,520    03/15/2000
                            08/01/1997     35,000      $0.15      $ 4,200    08/01/2001
Scott M. Gibson...........  11/01/1997    110,000      $0.30      $26,400    10/14/2001
William E. Hart...........  03/15/1996     43,000(2)   $0.15      $ 5,160    03/15/2000
                            08/01/1997     25,000(2)   $0.15      $ 3,000    08/01/2001
Mark R. Easley............  03/11/1996     75,000      $0.15      $ 9,000    03/11/2000
                            03/31/1997     70,000      $0.15      $ 8,400    06/01/2000
                            08/01/1997     40,000(3)   $0.15      $ 4,800    08/01/2001

-------------------------
(1) These shares vest as follows:


    - on March 15, 1997, the number of shares subject to a repurchase option was reduced by 9,000 shares;



    - each month thereafter until March 15, 1998, the number of shares subject to the repurchase option was reduced by 750 shares; and



    - each month thereafter until March 15, 2000, the number of shares subject to the repurchase option is reduced by 1,166.67 shares.


(2) These shares vest as follows:


    - on March 15, 1997, the number of shares subject to a repurchase option was reduced by 8,000 shares;



    - on March 15, 1998, the number of shares subject to the repurchase option was reduced by 750 shares; and



    - each month thereafter until March 15, 2000, the number of shares subject to the repurchase option is reduced by 1,083.33 shares.


     The 25,000 shares are restricted and were issued to Mr. Hart on August 1, 1997 vest as follows:


    - on each of August 1, 1998, 1999 and 2000, the number of shares subject to the repurchase option is reduced by 5,000 shares; and



    - on August 1, 2001, the number of shares subject to the repurchase option is reduced by 10,000 shares.

(3) These shares vest as follows:



    - on August 1, 1998, the number of shares subject to a repurchase option is reduced by 6,000 shares; and



    - thereafter, the number of shares subject to the repurchase option is reduced monthly in the aggregate annual amounts of 6,000 shares in each of the next two years and 22,000 shares in the remaining year of vesting.


GRANT OF STOCK OPTIONS TO EXECUTIVE OFFICERS

     Options to purchase the following amounts of shares were granted to our executive officers in 1998 under the 1998 Plan:

     - Michael J. Salameh, 150,000 shares,

     - Mark R. Easley, 65,000 shares,

     - Michael A. Hopwood, 25,000 shares,

     - Scott Gibson, 30,000 shares, and

     - William E. Hart, 15,000 shares.

     All of these options were issued with an exercise price equal to $5.00 per share and vest, in the case of Michael J. Salameh, over a period of forty-eight
(48) months and, in the case of the other executive officers, over a period of thirty-six (36) months, from the date of grant.

     Additionally, in January 1999, the Board of Directors approved options to purchase the following amounts of shares to our executive officers under the 1998 Plan with an exercise price per share equal to the initial public offering price:

     - Michael J. Salameh, 163,000 shares,

     - Mark R. Easley, 100,000 shares,

     - Michael A. Hopwood, 80,000 shares,

     - Scott Gibson, 40,000 shares, and

     - William E. Hart, 40,000 shares.

     All of these options were approved by the Board of Directors effective upon the offering. All options are immediately exercisable. Exercised shares are subject to vesting at the rate of 25% of the shares granted on the first anniversary of the grant and monthly thereafter.

INVESTMENT IN SEBRING SYSTEMS

     On June 18, 1997, we purchased a total of 892,857 shares of Series A Preferred Stock of Sebring Systems, Inc., a New York corporation, for an aggregate purchase price of $100,000. Immediately following the investment, PLX held approximately 3.9% of the outstanding shares of Sebring. Also, three related parties purchased a total of 22.06% of the then outstanding shares of Sebring for an aggregate purchase price of $560,000. The related parties are:

     - Arbor Company, a PLX stockholder, of which D. James Guzy, Sr., a director of PLX, is a general partner,

     - Draper Associates, L.P., a PLX stockholder, of which Timothy Draper, a director of PLX, is a general partner, and

     - Eugene J. Flath, a director of PLX.


Pursuant to the terms of the purchase and sale documents relating to the above investment, D. James Guzy, Sr. was elected as a director and Chairman of the Board of Directors of Sebring.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 1998, and as adjusted to reflect the sale of shares in this offering. It shows ownership by:



     - each person (or group of affiliated persons) who is known by us to own beneficially more than five percent of the outstanding shares of our common stock,



     - our chief executive officer and our next four most highly compensated executive officers in the fiscal year ended December 31, 1998,



     - each of our directors, and



     - all current officers and directors as a group.


     In the table below, the amounts set forth in the column entitled "Number of Shares Beneficially Owned" include shares set forth in the column titled "Number of Shares Beneficially Owned as a Result of Options Exercisable Within 60 days of the Date of this Prospectus." Percentage of beneficial ownership is based upon 18,365,551 shares of common stock outstanding prior to this offering and 21,665,551 shares of our common stock outstanding after this offering, as of December 31, 1998 and assuming no exercise of the underwriters' overallotment option.


                                                        NUMBER OF SHARES
                                                       BENEFICIALLY OWNED
                                                         AS A RESULT OF          PERCENTAGE OF
                                                       OPTIONS EXERCISABLE     SHARES OUTSTANDING
5% BENEFICIAL OWNERS, DIRECTORS,                        WITHIN 60 DAYS OF    ----------------------
  NOMINEES FOR DIRECTOR, NAMED     NUMBER OF SHARES        THE DATE OF       BEFORE THE   AFTER THE
            OFFICERS              BENEFICIALLY OWNED     THIS PROSPECTUS      OFFERING    OFFERING
--------------------------------  ------------------   -------------------   ----------   ---------
Eugene Flath(1)..............         2,579,826             --                  14.1%       11.9%
AVI II.......................         2,313,978             --                  12.6        10.7
  1 First Street #2
  Los Altos, CA 94022
Timothy Draper(2)............         2,084,460             --                  11.4         9.6
Arbor Company................         1,955,436             --                  10.7         9.0
  P.O. Box 128
  Glenbrook, NV 89413
D. James Guzy, Sr.(3)........         1,955,436             --                  10.7         9.0
Draper Associates............         1,656,294             --                   9.0         7.7
  400 Seaport Court, Suite 250
  Redwood City, CA 94063
Wei-Ti Liu...................           966,021             --                   5.3         4.5
Michael J. Salameh...........           961,483              313,000(4)          5.2         4.4
Kenyon Mei, Ph.D.............           350,000             --                   1.9         1.6
Mark R. Easley...............           350,000              165,000(5)          1.9         1.6
Michael S. Hopwood...........           240,000              105,000(6)          1.3         1.1
Scott M. Gibson..............           180,000               70,000(7)          1.0           *
Young K. Sohn................            15,000               15,000(8)            *           *
John H. Hart.................            15,000               15,000(8)            *           *
All directors, nominees for
  director and executive
  officers as a group (11
  persons)...................         8,911,205              738,000            47.8%       41.1%

 *  Less than one percent.

(1) Includes


    - 2,313,978 shares held by AVI II and 39,423 shares held by AVI PGF which are investments managed by AVI Management Partners II of which Mr. Flath is a General Partner; and



    - 75,027 shares held by AVI Partners II NV and 151,398 shares held by AVI Partners NV which are investments managed by AVI Management Partners of which Mr. Flath is a special limited partner. Mr. Flath disclaims beneficial ownership of these shares except for his proportional interest therein.


(2) Includes 1,656,294 shares held by Draper Associates L.P. of which Draper Associates, Inc. is the General Partner. Mr. Draper is the President of Draper Associates, Inc. Also includes 85,326 shares held by JABE LLC of which Mr. Draper is a member and 342,840 shares held in trust for Mr. Draper's minor children.

(3) Includes 1,955,436 shares held by Arbor Company of which Mr. Guzy, Sr. is President.

(4) Includes an option to purchase 163,000 shares which will be effective as of the date of this offering. The option will be immediately exercisable, but the shares will be subject to four-year vesting.

(5) Includes an option to purchase 100,000 shares which will be effective as of the date of this offering. The option will be immediately exercisable, but the shares will be subject to four-year vesting.

(6) Includes an option to purchase 80,000 shares which will be effective as of the date of this offering. The option will be immediately exercisable, but the shares will be subject to four-year vesting.

(7) Includes an option to purchase 40,000 shares which will be effective as of the date of this offering. The option will be immediately exercisable, but the shares will be subject to four-year vesting.

(8) Includes an option to purchase 15,000 shares which will be effective as of the date of this offering. The option will be immediately exercisable, but the shares will be subject to four-year vesting.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Upon consummation of this offering, no shares of preferred stock and 21,665,551 shares of common stock, or 22,160,551 shares if the underwriters' over-allotment option is exercised in full, will be outstanding. The following summary is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this prospectus is a part.

     Under our 1998 Stock Incentive Plan, 1,300,000 shares of common stock have been reserved for issuance and options to purchase 645,250 shares were outstanding as of December 31, 1998. In January 1999, our Board of Directors approved the grant of options to purchase 639,750 shares at the initial public offering price under our 1998 Stock Incentive Plan, to be effective as of the offering. Further, 1,000,000 shares of our common stock have been reserved for issuance under our 1999 Stock Incentive Plan, under which no options were outstanding as of December 31, 1998.

COMMON STOCK

     As of December 31, 1998, there were 18,365,551 shares of our common stock outstanding held of record by approximately 123 stockholders, including 13,738,908 shares that will be issued upon the automatic conversion of the outstanding shares of our preferred stock into common stock upon the closing of the offering. As of December 31, 1998, 800,000 shares of our common stock were reserved for issuance pursuant to our Stock Option Plans. In January 1999, the Board of Directors approved an increase to 1,300,000 shares. In January 1999, the Board of Directors approved the 1999 Plan under which 1,000,000 shares of our common stock are reserved for issuance. Upon completion of the offering, there will be 21,665,551 shares of common stock outstanding.

     Pursuant to our Certificate of Incorporation, the holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. However, until, but not including the first annual meeting of stockholders following the annual meeting of stockholders when PLX shall have had at least 800 stockholders, the stockholders will have cumulative voting rights in the election of directors. If any stockholder has properly requested cumulative voting, each stockholder may cumulate his, her or its votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are normally entitled. The stockholder may also distribute the votes on the same principle among as many candidates as the stockholder thinks fit. Thereafter, holders of more than 50% of the shares voting will be able to elect all of the directors. Subject to preferences that may be applicable to any of our outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy."

     In the event of liquidation, dissolution or winding up of PLX, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of our common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     As of the closing of this offering, no shares of our preferred stock will be outstanding. Effective at the closing of this offering and pursuant to our Certificate of Incorporation, the Board of Directors will have the authority, without further action by the stockholders, to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of PLX without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may have the effect of decreasing the market price of our common stock, and may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. At present, we have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS


     PLX has entered into registration rights agreements with those individuals who own 13,738,908 shares of our common stock which will be issued upon the automatic conversion of their preferred stock into common stock in connection with this offering. Under the registration rights agreements, the holders or their transferees are entitled to rights with respect to the registration of these shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or the account of other security holders, the holders are entitled to notice of the registration and, subject to conditions and limitations, are entitled to include their shares in the registration. In addition, at any time, the holders of at least 50% of these shares of common stock may require us, on not more than two occasions, to file a registration statement under the Securities Act with respect to at least 20% of all of the outstanding registrable securities, or a lesser percentage if the gross offering price would exceed $5.0 million. We are required to use our best efforts to effect the required registration, subject to conditions and limitations set forth in the registration rights agreements. Further, the holders of these shares of common stock may require us to file additional registration statements on Form S-3 when the form becomes available to us, subject to conditions and limitations. The expenses incurred in connection with all of these registrations will be borne by us.


ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS;
SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,


     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:



       - by persons who are directors and also officers; and



       - by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or


     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combinations to include:

     - any merger or consolidation involving the corporation or any majority-owned subsidiary of the corporation and any other person or entity,

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any majority-owned subsidiary of the corporation involving the interested stockholder,

     - any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder,

     - any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or any majority-owned subsidiary of the corporation beneficially owned by the interested stockholder, or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is BankBoston, N.A. The Transfer Agent's address is 150 Royall Street, Canton, Massachusetts and its telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, there will be 21,665,551 shares of our common stock outstanding. This assumes conversion of all outstanding shares of our preferred stock, no exercise of the underwriters' over-allotment option and no exercise of outstanding options under our Option Plans. Of such shares, the 3,300,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares held by an existing "affiliate" of PLX, as that term is defined by the Securities Act, which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

     As of the date of this prospectus, 18,365,551 "restricted shares" as defined in Rule 144 will be outstanding. None of these shares will be eligible for sale in the public market as of the effective date of this registration statement. Upon the expiration of agreements not to sell entered into with us, 150 days after the effective date approximately 3,904,708 shares will become eligible for sale subject to compliance with Rule 144 and Rule 701. Beginning 180 days after the effective date approximately 14,460,843 additional shares will become eligible for sale subject to compliance with Rule 144 and Rule 701 upon the expiration of agreements not to sell such shares. Restrictions pursuant to such agreements not to sell may be waived by Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting."

                                      SHARES FIRST
DAYS AFTER DATE OF THIS PROSPECTUS  ELIGIBLE FOR SALE               COMMENT
----------------------------------  -----------------               -------
Upon Effectiveness...............       3,300,000       Freely tradeable shares sold in
                                                        offering.
150 days.........................       3,904,708       PLX lockup released; shares
                                                        saleable under Rules 144 and
                                                        701.
180 days.........................      14,460,843       Underwriter lockup released;
                                                        shares saleable under Rules 144
                                                        and 701.


     In general, under Rule 144 as currently in effect, beginning 90 days after the offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate at least one year previously, including a person who may be deemed an affiliate of PLX, is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:



     - 1% of the then outstanding shares of our common stock; or



     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.


     Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of PLX at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from us or any affiliate of PLX at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by:



     - persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and



     - affiliates under Rule 144 without compliance with its one-year holding period requirement.


     We have agreed not to offer, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or any rights to acquire our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters, subject to limited exceptions. See "Underwriting."

     After the offering, the holders of 13,738,908 shares of our common stock or their respective transferees, will be entitled to rights with respect to the registration of the shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Registration of the shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

     We intend to file a registration statement under the Securities Act covering 2,300,000 shares of our common stock reserved for issuance under the option plans. See "Management -- Stock Option Plans." This registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following such filing, shares registered under the registration statement will, subject to the lockup agreements, Rule 144 volume limitations applicable to affiliates and the lapsing of our repurchase rights, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this prospectus. At December 31, 1998, options to purchase 645,250 shares were issued and outstanding under the Option Plans. In January 1999, the Board of Directors approved the grant of options to purchase 639,750 shares at the initial public offering price, to be effective at the offering.

                                  UNDERWRITING

GENERAL

     We intend to offer our common stock in the United States and Canada through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, NationsBanc Montgomery Securities LLC and Wit Capital Corporation are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.

                                                              NUMBER OF
                                                               SHARES
                        UNDERWRITERS                          ---------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................
NationsBanc Montgomery Securities LLC.......................
Wit Capital Corporation.....................................
                                                              ---------
              Total.........................................  3,300,000
                                                              =========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of our common stock being sold under the terms of the agreement if any of the shares of common stock are purchased. Under the purchase agreement, the commitments of non-defaulting underwriters may be increased.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The expenses of this offering, exclusive of the underwriting discount, are estimated at $700,000 and are payable by us.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers.

     Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in this offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997.

Since that time, Wit Capital has acted as an underwriter, e-Manager or selected dealer in over 50 public offerings.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to dealers at
such price less a concession not in excess of $     per share of common stock.
The underwriters may allow, and such dealers may reallow, a discount not in
excess of $     per share of common stock to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                    WITHOUT    WITH
                                                        PER SHARE   OPTION    OPTION
                                                        ---------   -------   ------
Public offering price.................................     $          $        $
Underwriting discount.................................     $          $        $
Proceeds, before expenses, to PLX.....................     $          $        $

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 495,000 shares of our common stock at the initial public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 100,000 of the shares offered hereby to be sold to some of our employees, directors and other persons with relationships with PLX. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors have agreed not to directly or indirectly

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock or

     - enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of the prospectus. See "Shares Eligible for Future Sale."

NASDAQ NATIONAL MARKET LISTING

     Before this offering, there has been no market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, us and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of PLX, the present state of our development, the percentage interest of PLX being sold as compared to the valuation for PLX and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     We expect our common stock to be approved for listing on the Nasdaq National Market, subject to notice of issuance, under the symbol "PLXT."

     The underwriters do not expect sales of our common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered under the prospectus.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock is completed, rules of the Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

PENALTY BIDS

     The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce the their short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of our common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, included in this prospectus and registration statement, as set forth in their report, which is included in this prospectus and registration statement. The consolidated financial statements are included in reliance on their report given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Prior to filing the Registration Statement on Form S-1, we have not filed any reports with the Commission. For further information with respect to PLX and our common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the Commission. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

                                    GLOSSARY

Architecture             A particular methodology for bringing together and
                         utilizing selected computer hardware, systems software
                         and applications software to achieve an overall
                         objective.

Application Specific     A broad term that refers to integrated circuits that are
Integrated Circuit       custom, semi-custom or user-programmable.
(ASIC)

Bus                      A common pathway, or channel, between multiple devices.

Central Processing Unit  The main processor of the computer.
(CPU)

Direct Memory Access     Device which moves data between specified system memory
(DMA) Controller         locations.

Embedded system          A computer that performs a dedicated task or set of
                         tasks that is embedded in another product.

Field Programmable Gate  A semiconductor device whose logic function can be
Array (FPGA)             programmed by the system manufacturer.

Integrated circuit (IC)  Microelectronic semiconductor device consisting of many interconnected transistors and other components.

Intelligent I/O (I(2)O)  This standard was developed by the I(2)O Special
                         Interest Group to provide a common software messaging standard for high-performance computers.

I/O accelerators         Semiconductor devices that incorporate high-level
                         functions to enable efficient movement of data in
                         systems.

I/O processors           Processors specifically designed to manage I/O tasks
                         efficiently.

I/O subsystem            The circuitry and software that connects the
                         microprocessor, the memory and peripherals and allows
                         for the transfer of instructions and data among these
                         functions.

Mbps                     Megabits per second (1,000,000 bps).

Peripheral Component     This standard was developed by the PCI-SIG (Special
Interconnect (PCI)       Interest Group) to provide a high performance, reliable
                         and cost-effective method of connecting high speed
                         devices together.

                              PLX TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PLX Technology, Inc.

     We have audited the accompanying consolidated balance sheets of PLX Technology, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PLX Technology, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
January 14, 1999,
except for Note 11,
as to which the date is

March 22, 1999

                              PLX TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                               UNAUDITED
                                                                               PRO FORMA
                                                                             STOCKHOLDERS'
                                                        DECEMBER 31,            EQUITY
                                                  ------------------------   DECEMBER 31,
                                                     1997         1998           1998
                                                  ----------   -----------   -------------
Current assets:
  Cash and cash equivalents.....................  $2,701,131   $ 5,638,369
  Accounts receivable, net of allowance for
     doubtful accounts of $158,648 in 1997 and
     $173,284 in 1998...........................   2,558,751     2,072,760
  Inventories...................................   1,213,413     1,344,346
  Deferred tax assets...........................     191,000       735,000
  Other current assets..........................      51,099       332,270
                                                  ----------   -----------
Total current assets............................   6,715,394    10,122,745
Property and equipment, net.....................   1,162,642     1,514,693
Deposits and licenses...........................     135,453       129,039
                                                  ----------   -----------
Total assets....................................  $8,013,489   $11,766,477
                                                  ==========   ===========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................  $1,838,729   $ 1,600,931
  Accrued compensation and benefits.............     389,407       724,273
  Accrued commissions...........................     177,535       100,023
  Deferred revenues.............................     292,343       592,470
  Other accrued expenses........................     315,142       546,618
  Income tax payable............................     111,000       442,364
                                                  ----------   -----------
Total current liabilities.......................   3,124,156     4,006,679
Commitments
Stockholders' equity
  Preferred stock, $0.001 par value:
     Authorized shares -- 5,000,000 pro forma
       Issued and outstanding shares -- none in
       1997 and 1998 and pro forma..............          --            --    $       --
  Redeemable convertible preferred stock, $0.001
     par value:
     Authorized shares -- 5,000,000 in 1997 and
       1998 and none pro forma
     Designated shares -- 4,868,738 in 1997
       and 1998
     Issued and outstanding shares -- 4,579,636
       in 1997 and 1998 and none pro forma
     Liquidation preference of $4,946,027 at
       December 31, 1998........................       4,580         4,580            --
  Common stock, $0.001 par value:
     Authorized shares -- 30,000,000 in 1997 and
       1998.....................................
     Issued and outstanding shares -- 4,674,416
       in 1997 and 4,626,643 in 1998 and
       18,365,551 pro forma.....................       4,675         4,627        18,366
  Additional paid in capital....................   5,500,352     5,616,775     5,607,616
  Deferred compensation.........................    (234,850)     (282,619)     (282,619)
  Notes receivable for employee stock
     purchases..................................    (199,014)     (163,314)     (163,314)
  Retained earnings (accumulated deficit).......    (186,410)    2,579,749     2,579,749
                                                  ----------   -----------    ----------
Total stockholders' equity......................   4,889,333     7,759,798    $7,759,798
                                                  ----------   -----------    ==========
Total liabilities and stockholders' equity......  $8,013,489   $11,766,477
                                                  ==========   ===========

                            See accompanying notes.

                              PLX TECHNOLOGY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                   YEARS ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1996          1997          1998
                                            -----------   -----------   -----------
Net revenues..............................  $ 9,813,499   $17,533,631   $26,276,201
Cost of revenues..........................    4,526,402     6,975,659     9,671,384
                                            -----------   -----------   -----------
Gross margin..............................    5,287,097    10,557,972    16,604,817
Operating expenses:
  Research and development................    1,854,213     4,155,809     6,552,187
  Selling, general and administrative.....    2,540,056     4,411,312     6,669,634
                                            -----------   -----------   -----------
Total operating expenses..................    4,394,269     8,567,121    13,221,821
                                            -----------   -----------   -----------
Income from operations....................      892,828     1,990,851     3,382,996
Interest income and other, net............       39,133        43,910        75,197
Interest expense..........................       (2,118)          (12)          (34)
                                            -----------   -----------   -----------
Income before income taxes................      929,843     2,034,749     3,458,159
Provision for income taxes................       38,514       110,355       692,000
                                            -----------   -----------   -----------
Net income................................  $   891,329   $ 1,924,394   $ 2,766,159
                                            ===========   ===========   ===========
Historical basic net income per share.....  $      0.28   $      0.58   $      0.77
                                            ===========   ===========   ===========
Share used to compute historical basic per
  share amounts...........................    3,137,446     3,292,560     3,601,250
                                            -----------   -----------   -----------
Historical diluted net income per share...  $      0.05   $      0.11   $      0.15
                                            ===========   ===========   ===========
Shares used to compute historical diluted
  per share amounts.......................   17,287,153    17,758,122    18,405,143
                                            ===========   ===========   ===========
Pro forma basic net income per share......                              $      0.16
                                                                        ===========
Shares used to compute pro forma basic net
  income per share........................                               17,340,158
                                                                        ===========
Pro forma diluted net income per share....                              $      0.15
                                                                        ===========
Shares used to compute pro forma diluted
  net income per share....................                               18,405,143
                                                                        ===========

                            See accompanying notes.

                              PLX TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                          NOTES
                                      REDEEMABLE                                                        RECEIVABLE
                                     CONVERTIBLE                                                           FOR         RETAINED
                                   PREFERRED STOCK        COMMON STOCK      ADDITIONAL                   EMPLOYEE      EARNINGS
                                  ------------------   ------------------    PAID IN       DEFERRED       STOCK      (ACCUMULATED
                                   SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION   PURCHASES      DEFICIT)
                                  ---------   ------   ---------   ------   ----------   ------------   ----------   ------------
Balance at January 1, 1996......  4,579,636   $4,580   3,039,216   $3,039   $4,991,717    $      --     $  (7,848)   $(3,002,133)
  Sales of common stock.........         --      --      413,000     413        61,537           --       (38,960)            --
  Repurchase of common stock....         --      --      (60,883)    (61)       (6,698)          --            --             --
  Warrants exercised related to
    the guarantee of line of
    credit......................         --      --      224,583     225        10,068           --            --             --
  Reduction of stockholder notes
    receivable..................         --      --           --      --            --           --         1,680             --
  Net income....................         --      --           --      --            --           --            --        891,329
                                  ---------   ------   ---------   ------   ----------    ---------     ---------    -----------
Balance at December 31, 1996....  4,579,636   4,580    3,615,916   3,616     5,056,624           --       (45,128)    (2,110,804)
  Sales of common stock.........         --      --    1,058,500   1,059       208,878           --      (153,886)            --
  Unearned compensation related
    to stock options............         --      --           --      --       234,850     (234,850)           --             --
  Net income....................         --      --           --      --            --           --            --      1,924,394
                                  ---------   ------   ---------   ------   ----------    ---------     ---------    -----------
Balance at December 31, 1997....  4,579,636   4,580    4,674,416   4,675     5,500,352     (234,850)     (199,014)      (186,410)
  Repurchase of common stock....         --      --      (47,773)    (48)      (10,027)          --            --             --
  Unearned compensation related
    to stock options............         --      --           --      --       126,450     (126,450)           --             --
  Amortization of unearned
    compensation................         --      --           --      --            --       78,681            --             --
  Reduction of stockholder notes
    receivable..................         --      --           --      --            --           --        35,700             --
  Net income....................         --      --           --      --            --           --            --      2,766,159
                                  ---------   ------   ---------   ------   ----------    ---------     ---------    -----------
Balance at December 31, 1998....  4,579,636   $4,580   4,626,643   $4,627   $5,616,775    $(282,619)    $(163,314)   $ 2,579,749
                                  =========   ======   =========   ======   ==========    =========     =========    ===========


                                      TOTAL
                                  STOCKHOLDERS'
                                     EQUITY
                                  -------------
Balance at January 1, 1996......   $1,989,355
  Sales of common stock.........       22,990
  Repurchase of common stock....       (6,759)
  Warrants exercised related to
    the guarantee of line of
    credit......................       10,293
  Reduction of stockholder notes
    receivable..................        1,680
  Net income....................      891,329
                                   ----------
Balance at December 31, 1996....    2,908,888
  Sales of common stock.........       56,051
  Unearned compensation related
    to stock options............           --
  Net income....................    1,924,394
                                   ----------
Balance at December 31, 1997....    4,889,333
  Repurchase of common stock....      (10,075)
  Unearned compensation related
    to stock options............           --
  Amortization of unearned
    compensation................       78,681
  Reduction of stockholder notes
    receivable..................       35,700
  Net income....................    2,766,159
                                   ----------
Balance at December 31, 1998....   $7,759,798
                                   ==========

                            See accompanying notes.

                              PLX TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEARS ENDED DECEMBER 31,
                                         ----------------------------------------
                                            1996           1997          1998
                                         -----------    ----------    -----------
OPERATING ACTIVITIES
Net income.............................  $   891,329    $1,924,394    $ 2,766,159
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Depreciation.........................      248,832       455,449        736,628
  Amortization of unearned
     compensation......................           --            --         78,681
  Changes in operating assets and
     liabilities:
     Accounts receivable...............   (1,066,080)     (805,674)       485,991
     Inventories.......................      158,068      (700,397)      (130,933)
     Deferred tax assets...............           --      (191,000)      (544,000)
     Other current assets..............      (18,752)        7,110       (281,171)
     Deposits and licenses.............        9,598      (117,743)         6,414
     Accounts payable..................      (72,078)    1,244,161       (237,798)
     Accrued compensation and
       benefits........................       99,723       274,779        334,866
     Accrued commissions...............           --        94,116        (77,512)
     Deferred revenues.................       16,908       239,163        300,127
     Other accrued expenses............       40,140        17,070        231,476
     Income tax payable................           --       111,000        331,364
                                         -----------    ----------    -----------
Net cash provided by operating
  activities...........................      307,688     2,552,428      4,000,292

INVESTING ACTIVITIES
Purchase of property and equipment.....     (602,850)     (984,274)    (1,088,679)
                                         -----------    ----------    -----------
Net cash used in investing
  activities...........................     (602,850)     (984,274)    (1,088,679)

FINANCING ACTIVITIES
Repayment of note payable..............     (100,000)           --             --
Proceeds from sales of common stock....       33,283        56,051             --
Repurchase of common stock.............       (6,759)           --        (10,075)
Repayment of stockholder notes
  receivable...........................        1,680            --         35,700
                                         -----------    ----------    -----------
Net cash provided by (used in)
  financing activities.................      (71,796)       56,051         25,625
                                         -----------    ----------    -----------
Increase (decrease) in cash and cash
  equivalents..........................     (366,958)    1,624,205      2,937,238
Cash and cash equivalents at beginning
  of year..............................    1,443,884     1,076,926      2,701,131
                                         -----------    ----------    -----------
Cash and cash equivalents at end of
  year.................................  $ 1,076,926    $2,701,131    $ 5,638,369
                                         ===========    ==========    ===========

SCHEDULE OF NONCASH ACTIVITIES
Common stock issued for notes
  receivable...........................  $    38,960    $  153,886    $        --
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid for interest.................  $     2,118    $       12    $        34
Cash paid for income taxes.............  $    26,000    $  190,000    $   905,000

                            See accompanying notes.

                              PLX TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     PLX Technology, Inc. (the Company) develops and markets I/O interconnectivity solutions that speed the transfer of data in high-performance embedded systems. The Company's principal products are high performance semiconductor devices, as well as related software development kits and hardware design kits. Semiconductor devices account for a significant portion of the Company's net revenues.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). Under FAS 115, management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1998, all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses reported in a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and the accretion of discounts to maturity. Such amortization, as well as any interest earned on the securities, is included in interest income, net. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income and other, net. The cost of securities sold is based on the specific identification method.

     As of December 31, 1997 and 1998, the Company's available-for-sale securities consisted of $1,394,119 and $3,817 of money market funds, $150,000 and $0 of treasury notes, and $0 and $3,980,195 of commercial paper, respectively. There were no unrealized gains or unrealized losses as of December 31, 1997 or 1998. All such securities are included in cash and cash equivalents.

                              PLX TECHNOLOGY, INC.

INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out method) or market (net realizable value). Inventories were as follows:

                                                      DECEMBER 31,
                                                ------------------------
                                                   1997          1998
                                                ----------    ----------
Raw materials.................................  $   48,337    $       --
Finished goods................................   1,165,076     1,344,346
                                                ----------    ----------
          Total...............................  $1,213,413    $1,344,346
                                                ==========    ==========

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases.

     The recoverability of the carrying amount of property and equipment is assessed based on estimated future undiscounted cash flows and if impairment exists the charge to operations is measured as the excess of the carrying amount over the fair value of the assets. Based upon this method of assessing recoverability, no asset impairment occurred in any of the years presented.

     Property and equipment are as follows:

                                                     DECEMBER 31,
                                               -------------------------
                                                  1997          1998
                                               ----------    -----------
Equipment and furniture......................  $1,216,898    $ 1,872,407
Purchased software...........................     731,257      1,164,427
                                               ----------    -----------
                                                1,948,155      3,036,834
Accumulated depreciation.....................    (785,513)    (1,522,141)
                                               ----------    -----------
Net property and equipment...................  $1,162,642    $ 1,514,693
                                               ==========    ===========

STOCK-BASED COMPENSATION

     The Company accounts for its stock option and stock grant plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and has elected to follow the disclosure-only alternative permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

REVENUE RECOGNITION

     Sales to original equipment manufacturers are recognized at the time of product shipment provided there are no significant remaining obligations and collectibility is probable. Recognition of sales to distributors, including international distributors, is

                              PLX TECHNOLOGY, INC.

deferred until the product is resold by the distributors to end users, provided there are no significant remaining obligations and collectibility is probable. Net revenues from the sale of software development kits is insignificant for all years presented.

ADVERTISING EXPENSES

     The Company accounts for advertising costs as expenses in the period in which they are incurred. Advertising expenses for 1996, 1997, and 1998 were $23,158, $28,508, and $70,311, respectively.

SOFTWARE DEVELOPMENT COSTS

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The Company has defined technological feasibility as completion of a working model. The period between the achievement of technological feasibility and release of the Company's software products has been of short duration. As of December 31, 1998, such capitalizable costs were insignificant. Accordingly the Company has charged all such costs to research and development expenses in the accompanying consolidated statements of income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company's comprehensive net income was the same as its net income for the years ended December 31, 1996, 1997 and 1998.

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 superseded Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas,

                              PLX TECHNOLOGY, INC.

and major customers. The adoption of FAS 131 did not affect the Company's results of operations or financial position, and did not affect the disclosure of segment information (see Note 9).

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. FAS 133 is effective for fiscal years beginning after June 15, 1999 and the Company believes that the adoption of FAS 133 will not have a significant impact on the Company's operating results or cash flows.

2. NET INCOME PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

     The Company follows the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding shares of common stock plus dilutive common stock equivalents.

     In February 1998, the SEC issued Staff Accounting Bulletin No. 98 which requires issuances of common stock, options and warrants for nominal consideration in periods preceding an initial public offering to be included in the calculations of earnings per share as if they were outstanding for all periods presented. To date, the Company has had no issuances of common stock, options, or warrants for nominal consideration.

     If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into 13,738,908 shares of common stock based on the shares of convertible preferred stock outstanding at December 31, 1998. The unaudited pro forma stockholders' equity reflects this conversion.

                              PLX TECHNOLOGY, INC.

     A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net income per share is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                              ---------------------------------------
                                                 1996          1997          1998
                                              -----------   -----------   -----------
Net income (numerator)......................  $   891,329   $ 1,924,394   $ 2,766,159
                                              ===========   ===========   ===========
Shares used in computing historical basic
  net income per share (denominator)........    3,137,446     3,292,560     3,601,250
                                              ===========   ===========   ===========
Historical net income per share -- Basic....  $      0.28   $      0.58   $      0.77
                                              ===========   ===========   ===========
Outstanding weighted average number of
  common shares.............................    3,137,446     3,292,560     3,601,250
Effective of dilutive securities:
  Stock options.............................           --            --         9,000
  Unvested restricted stock.................      410,799       726,654     1,055,985
  Redeemable convertible preferred stock....   13,738,908    13,738,908    13,738,908
                                              -----------   -----------   -----------
                                               14,149,707    14,465,562    14,803,893
                                              -----------   -----------   -----------
Shares used in computing historical and pro
  forma diluted net income per share
  (denominator).............................   17,287,153    17,758,122    18,405,143
                                              ===========   ===========   ===========
Historical and pro forma net income per
  share -- diluted..........................  $      0.05   $      0.11   $      0.15
                                              ===========   ===========   ===========
Shares used in computing historical basic
  net income per share......................                                3,601,250
Adjustment to reflect the effect of the
  assumed conversion of weighted average
  shares of redeemable convertible preferred
  stock outstanding.........................                               13,738,908
                                                                          -----------
Shares used in computing pro forma basic net
  income per share..........................                               17,340,158
                                                                          ===========
Pro forma basic net income per share........                              $      0.16
                                                                          ===========

3. CONCENTRATIONS OF CREDIT, CUSTOMER AND SUPPLIER RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company generally invests its excess money in money market funds, commercial paper of corporations with high credit ratings, and treasury bills. The Company has not experienced any significant losses on its cash equivalents. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. A relatively small number of customers and resellers account for a significant percentage of the Company's revenues. The Company expects that the sale of its products to a limited number of customers and resellers may continue to account for a high percentage of revenues for the foreseeable future. The Company analyzes the need for reserves for potential credit losses and records reserves when necessary.

                              PLX TECHNOLOGY, INC.

     Currently, the Company relies on single source suppliers of materials for the significant majority of its product inventory. As a result, should the Company's current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

4. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Shares of Series A, B, C, and D preferred stock are convertible at the option of the stockholder into that number of shares of common stock as determined by dividing $0.167, $0.333, $0.458, and $0.467, respectively, by a conversion price as determined by the provisions in the Articles of Incorporation, subject to antidilution provisions. At December 31, 1997 and 1998, each share of preferred stock would convert to common stock on a three-for-one basis. Conversion is mandatory concurrent with a firm underwritten public offering of not less than $10,000,000 with a per share price of not less than $1.67. The preferred stockholders have voting rights equal to the voting rights of the common stockholders on an as-if-converted basis.

     Preferred stockholders are entitled to noncumulative dividends, when and if declared by the Board of Directors, at an annual amount of $0.05, $0.10, $0.1375, and $0.14 per share of Series A, B, C, and D preferred stock, respectively. Such dividends have a preference over the payment of dividends on common stock.

     In the event of liquidation, the preferred stockholders are entitled to a liquidation preference distribution of $0.50, $1.00, $1.375, and $1.40 per share of Series A, B, C, and D preferred stock, respectively, plus all declared and unpaid dividends. Aggregate liquidation preferences amounted to $4,946,027 at December 31, 1997 and 1998.

     The Company may, at the option of the Board of Directors, redeem the Series A, B, C, or D convertible preferred stock at any time after written request by the holders of at least 67% of any class of preferred stock outstanding. The Company may redeem that class of preferred stock in whole or in part by paying $0.50, $1.00, $1.375, and $1.40 per share of Series A, B, C, and D convertible preferred stock, respectively, plus all declared but unpaid dividends.

     At December 31, 1997 and 1998, 5,000,000 shares of redeemable convertible preferred stock were authorized. At December 31, 1997 and 1998, designated, issued, and outstanding redeemable convertible preferred stock by series was as follows:

                                                                  SHARES
                                                  DESIGNATED    ISSUED AND
                     SERIES                         SHARES      OUTSTANDING
                     ------                       ----------    -----------
A...............................................  1,300,000      1,300,000
B...............................................    650,000        650,000
C...............................................  1,418,738      1,418,529
D...............................................  1,500,000      1,211,107
                                                  ---------      ---------
Total...........................................  4,868,738      4,579,636
                                                  =========      =========

                              PLX TECHNOLOGY, INC.

5. COMMON STOCK

     At December 31, 1998, common stock was reserved for future issuance as follows:

Conversion of preferred stock:
     Series A..............................................   3,900,000
     Series B..............................................   1,950,000
     Series C..............................................   4,255,587
     Series D..............................................   3,633,321
Authorized for future option exercises.....................     800,000
                                                             ----------
                                                             14,538,908
                                                             ==========


     On May 7, 1986, the Board of Directors of the Company approved a form of Restricted Stock Purchase Agreement to be used to sell restricted shares of the Company's common stock (the "Restricted Stock") to its employees, officers and consultants. There was no formal, written plan. From time to time, the Board of Directors reserved shares of its common stock for grant under the program. At December 31, 1998, a total of 4,402,060 shares of Restricted Stock were issued and outstanding pursuant to the program. The shares were issued at fair market value as determined by the Board of Directors. The repurchase price of the restricted shares is the original sales price. The shares are subject to a repurchase option in favor of the Company (the "Repurchase Option") that expires over a period of four years from the date of issuance. Under the program's standard vesting schedule, the number of shares subject to the Repurchase Option is reduced as follows: (i) on the first anniversary of the date of issuance, the number of shares subject to the Repurchase Option is reduced by 25%; and (ii) each month thereafter, the number of shares subject to the Repurchase Option is reduced by 2.083% of the total Restricted Stock issued. As consideration for the issuance of such Restricted Stock, each of the officers has paid 20% of the aggregate purchase price of the Restricted Stock issued to him in cash and has executed a promissory note (each, a "Note") for the remaining 80% of the aggregate purchase price. The Notes bear interest at a rate of 6% per annum and become due and payable upon the earlier of (i) four years from the date of issuance or (ii) the effectiveness of a registration statement pursuant to which the subject securities may be offered and sold by such officers; provided, however, that in the event the officers are restricted by the terms of market stand-off agreements relating to the securities, amounts that would become due under the Notes upon such registration are reduced to the amount that would be covered by sale of shares allowed to be sold. The due dates of the loans did not extend past the Repurchase Option of the Company. The notes are full recourse and, in addition, each of the executive officers has pledged the Restricted Stock as collateral to secure the obligations under his Note. The program was terminated upon adoption of our 1998 Incentive Stock Plan on January 15, 1998.


     The Company's 1998 Stock Incentive Plan (the 1998 Plan) was approved by the Board of Directors on January 15, 1998. The 1998 Plan provides for the grant of both incentive and nonqualified stock options. A total of 800,000 shares of common stock have been reserved for issuance under the 1998 Plan. The maximum term of any stock option granted under the 1998 Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of the combined voting power of the Company (a 10% stockholder), the term of such stock options shall be for no more than

                              PLX TECHNOLOGY, INC.

five years. The exercise price of incentive stock options granted under the 1998 Plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of such fair market value on the date of grant. The options generally vest over a period of three to four years.

     Activity under the 1998 Plan is summarized as follows:

                                                           OPTIONS OUTSTANDING
                                                 ---------------------------------------
                                      OPTIONS                AGGREGATE       WEIGHTED
                                     AVAILABLE   NUMBER OF    EXERCISE       AVERAGE
                                     FOR GRANT    OPTIONS      PRICE      EXERCISE PRICE
                                     ---------   ---------   ----------   --------------
Balance at January 1, 1998.........        --          --    $       --       $  --
  Options authorized...............   800,000          --            --       $  --
  Options granted..................  (660,250)    660,250     3,246,250       $4.92
  Options canceled.................    15,000     (15,000)      (75,000)      $5.00
                                     --------     -------    ----------
Balance at December 31, 1998.......   154,750     645,250    $3,171,250       $4.91
                                     ========     =======    ==========

     The following table summarizes the information about options outstanding at December 31, 1998:

                                      OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                              ------------------------------------   ----------------------
                                             WEIGHTED
                                              AVERAGE     WEIGHTED                 WEIGHTED
                                             REMAINING    AVERAGE                  AVERAGE
          RANGE OF              NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
       EXERCISE PRICE         OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
       --------------         -----------   -----------   --------   -----------   --------
  $3.00.....................     27,500     9.08 years     $3.00        27,500      $3.00
  $5.00.....................    617,750     9.43 years     $5.00       617,750      $5.00
                                -------                                -------
  Total.....................    645,250     9.42 years     $4.91       645,250      $4.91
                                =======                                =======

     As of December 31, 1998, there were 60,124 stock options vested at a weighted average exercise price of $4.94 per share.

     The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its stock grants since the alternative fair market value accounting provided for under FAS 123 requires use of grant valuation models that were not developed for use in valuing stock grants. Under APB Opinion No. 25, as the exercise price of the Company's stock grants and options equals the deemed fair value of the underlying stock on the date of grant, no compensation expenses are recognized.

     During the years ended December 31, 1997 and 1998, the Company recorded aggregate deferred compensation of $361,300, representing the difference between the grant price and the deemed fair value of the Company's common stock options granted during these periods. The amortization of deferred compensation is charged to operations and is amortized over the vesting period of the options, which is typically four years. For the years ended December 31, 1997 and 1998, the amortization expenses were $0 and $78,681, respectively.

                              PLX TECHNOLOGY, INC.

     Pro forma information regarding net income is required by FAS 123, which also requires that the information be determined as if the Company has accounted for grants subsequent to December 31, 1994 under a method specified by FAS 123. The fair value of grants of Restricted Stock in 1996 and 1997 and of options granted in 1998 was estimated at the date of grant using the minimum value method with the following weighted average assumptions for 1996, 1997, and 1998:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        1996      1997      1998
                                                        ----      ----      ----
Expected life of options (in years)...................  3.88      3.86      4.00
Dividend yield........................................  0.00%     0.00%     0.00%
Risk-free interest rate...............................  5.40%     6.14%     4.95%

     If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, then the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   YEARS ENDED DECEMBER 31,
                                             ------------------------------------
                                               1996         1997          1998
                                             --------    ----------    ----------
Net income as reported.....................  $891,329    $1,924,394    $2,766,159
Pro forma net income.......................  $889,300    $1,917,575    $2,642,790
Net income per share as reported
  Basic....................................  $   0.28    $     0.58    $     0.77
  Diluted..................................  $   0.05    $     0.11    $     0.15
Pro forma net income per share
  Basic....................................  $   0.28    $     0.58    $     0.74
  Diluted..................................  $   0.05    $     0.11    $     0.14

     The weighted average grant date fair value for the Restricted Stock grants during the year was $0.02 and $0.04 for 1996 and 1997, respectively. The weighted average grant date fair value of options granted during 1998 was $0.86.

     For purposes of pro forma disclosures, the minimum value of the stock grants and stock options is deemed amortized over the grant vesting period. Because FAS 123 is applicable only to stock grants subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 2000.

6. RETIREMENT SAVINGS PLAN

     The Company has a retirement savings plan, commonly known as a 401(k) plan, that allows all full-time employees to contribute from 1% to 25% of their pretax salary, subject to IRS limits. Beginning in 1996, the Company made a matching contribution calculated at 50 cents on each dollar of the first 6% of participant contributions. The Company's contributions to the 401(k) plan were $17,250, $50,368, and $123,575 for 1996, 1997, and 1998, respectively. There are six investment funds in which each employee may invest contributions in whole percentage increments.

                              PLX TECHNOLOGY, INC.

7. INCOME TAXES

     The provision for income taxes consists of the following:

                                                   YEARS ENDED DECEMBER 31,
                                               ---------------------------------
                                                1996        1997         1998
                                               -------    --------    ----------
Federal:
  Current....................................  $37,714    $291,000    $1,235,000
  Deferred...................................        -    (191,000)     (544,000)
                                               -------    --------    ----------
                                                37,714     100,000       691,000
State:
  Current....................................      800      10,355         1,000
  Deferred...................................        -           -             -
                                               -------    --------    ----------
                                                   800      10,355         1,000
                                               -------    --------    ----------
          Total..............................  $38,514    $110,355    $  692,000
                                               =======    ========    ==========

     The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal income tax rate as follows:

                                                1996        1997         1998
                                              --------    --------    ----------
Tax at the U.S. statutory rate..............  $325,000    $712,000    $1,210,000
Benefit of net operating losses.............  (249,000)   (502,000)            -
Impact of temporary differences.............   (48,000)    234,000             -
Research and development credits............         -    (215,000)     (226,000)
Adjustment of the valuation allowance.......         -    (191,000)     (337,000)
Other.......................................    10,514      72,355        45,000
                                              --------    --------    ----------
                                              $ 38,514    $110,355    $  692,000
                                              ========    ========    ==========

     Significant components of the Company's deferred tax assets are as follows:

                                                      DECEMBER 31,
                                                  ---------------------
                                                    1997         1998
                                                  ---------    --------
Deferred tax assets:
  Reserves and accruals not currently
     deductible.................................  $ 434,000    $683,000
  Research credit carryforwards.................     70,000           -
  Other individually immaterial items...........     94,000      52,000
                                                  ---------    --------
Total deferred tax assets.......................    598,000     735,000
Valuation allowance for deferred tax assets.....   (407,000)         --
                                                  ---------    --------
Net deferred tax assets.........................  $ 191,000    $735,000
                                                  =========    ========

     The valuation allowance decreased by $639,000 and $407,000 in 1997 and 1998, respectively.

8. LEASE COMMITMENTS

     The Company leases its facilities under noncancelable lease agreements, and rental expenses for all leases aggregated approximately $217,000, $264,000, and $641,000 for the

                              PLX TECHNOLOGY, INC.

years ended December 31, 1996, 1997, and 1998, respectively. Future minimum lease payments at December 31, 1998 are as follows:

1999...............................................  $  658,323
2000...............................................     685,040
2001...............................................     495,919
2002...............................................     473,458
2003...............................................     493,520
Beyond 2003........................................     469,540
                                                     ----------
Total minimum lease payments.......................  $3,275,800
                                                     ==========

9. SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

     The Company operates in one business segment, the sale of semiconductor devices. The President has been identified as the Chief Operating Decision Maker
(CODM) because he has final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about individual components.

     Total net export revenues to regions outside of North America were $2,047,781, $3,903,566, and $8,896,927 for the years ended December 31, 1996,
1997, and 1998, respectively. Revenues by geographic region were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                         ----------------------------------------
                                            1996          1997           1998
                                         ----------    -----------    -----------
Revenues:
  United States........................  $7,130,882    $12,437,302    $16,370,246
  Other North America..................     634,836      1,192,763      1,009,028
  Europe...............................   1,588,893      2,962,959      6,282,975
  Asia.................................     458,888        940,607      2,613,952
                                         ----------    -----------    -----------
Total..................................  $9,813,499    $17,533,631    $26,276,201
                                         ==========    ===========    ===========

     For the year ended December 31, 1996, one customer, a related party, accounted for 10% of net revenues. For the year ended December 31, 1997, no customer accounted for more than 10% of net revenues. For the year ended December 31, 1998, two customers accounted for more than 10% of net revenues. One customer, a U.S. distributor, accounted for 22% of net revenues and another customer, a European distributor, accounted for 11% of net revenues.

10. RELATED PARTY TRANSACTIONS

     The Company and a customer are related parties because the chairman of the Company's Board of Directors also serves on the customer's Board of Directors. For the years ended December 31, 1996, 1997, and 1998, net revenues, which were transacted at arms' length prices, to the customer were approximately $962,000, $765,000, and $330,000, respectively.


     In June 1997, the Company purchased 892,857 shares of preferred stock of Sebring Systems, Inc. for $100,000. The Company expensed this $100,000 in 1997 due to Sebring

                              PLX TECHNOLOGY, INC.

spending this amount on research and development. This amount is included in research and development expenses in the 1997 consolidated statement of income. The chairman of the Company's Board of Directors is also the chairman of the other company.


11. SUBSEQUENT EVENTS

     On January 25, 1999, the Company's Board of Directors approved the 1999 Stock Incentive Plan (the 1999 Plan). The 1999 Plan provides for the grant of incentive and nonqualified stock options. A total of 1,000,000 shares of common stock have been reserved for issuance under the 1999 Plan. The maximum term of any stock option granted under the 1999 Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of the combined voting power of the Company (a 10% Stockholder), the term of such stock options shall be for no more than five years. The exercise price of incentive stock options granted under the 1999 Plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% Stockholder must be at least 110% of such fair market value on the date of grant.

     On January 25, 1999, the Company's Board of Directors approved an increase in the number of shares reserved for issuance under the 1998 Plan from 800,000 to 1,300,000.


     On March 22, 1999 the Company reincorporated in the State of Delaware. The par value of the preferred and common stock is $0.001 per share. The Company's Certificate of Incorporation will be amended to authorize 5,000,000 shares of preferred stock. The Board of Directors has the authority to fix or alter the designations, powers, preferences and rights of the shares of each such series. The Company's reincorporation has been reflected in the consolidated financial statements for all periods presented.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THROUGH AND INCLUDING             , 1999 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,300,000 SHARES

                                      LOGO

                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                              MERRILL LYNCH & CO.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                            WIT CAPITAL CORPORATION

                                            , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                              AMOUNT*
                                                              --------
Securities and Exchange Commission Filing Fee...............  $  8,441
NASD Filing Fee.............................................     3,536
Nasdaq National Market Listing Fee..........................    95,000
Accounting Fees and Expenses................................   150,000
Blue Sky Fees and Expenses..................................   100,000
Legal Fees and Expenses.....................................   200,000
Transfer Agent and Registrar Fees and Expenses..............     7,500
Printing Expenses...........................................    85,000
Miscellaneous Expenses......................................    50,523
                                                              --------
          Total.............................................  $700,000
                                                              ========

-------------------------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the General Corporate Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     The Registrant's Certificate of Incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Prior to the effective date of the Registration Statement, the Registrant will have entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Registrant intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures PLX's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the period from February 28, 1995 to February 28, 1999, the Registrant has issued and sold the following unregistered securities:

          1. The Registrant granted stock options to employees, directors and consultants under its 1998 Plan covering an aggregate of 660,250 shares of the Registrant's Common Stock, at exercise prices ranging from $3.00 to $5.00 with an average of $4.92 per share.

          2. The Registrant granted an aggregate of 1,389,727 shares of Restricted Stock to employees, directors and consultants pursuant to restricted stock purchase agreements, at purchase prices ranging from $0.0633 to $0.3000 with an average of $0.1803 per share. The 1,389,727 shares were sold to 76 employees, directors and consultants for cash in the aggregate amount of $68,776 and promissory notes in the aggregate amount of $275,104.

          3. The Registrant issued and sold an aggregate of 109,791 shares of its Common Stock pursuant to the exercise of warrants with an exercise price of $0.05 per share. These shares were purchased by certain holders of our preferred stock.

     The sale and issuance of securities in the transactions described in paragraphs 1, 2 and 3 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

     Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

     The exhibits are as set forth in the Exhibit Index.

(b) FINANCIAL STATEMENT SCHEDULES

     II -- Valuation and Qualifying Accounts

     Schedules other than those listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes. Columns omitted from schedules filed have been omitted since the information is not applicable.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on the 25th day of March, 1999.


                                          PLX TECHNOLOGY, INC.

                                          By:     /s/ MICHAEL J. SALAMEH
                                             -----------------------------------
                                              Michael J. Salameh
                                              President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



           SIGNATURE                              TITLE                       DATE
           ---------                              -----                       ----
    /s/ MICHAEL J. SALAMEH         President and Director                March 25, 1999
-------------------------------    (Principal Executive Officer)
      Michael J. Salameh

     /s/ SCOTT M. GIBSON*          Vice President, Finance, Chief        March 25, 1999
-------------------------------    Financial Officer and Secretary
        Scott M. Gibson            (Principal Financial and Accounting
                                   Officer)

    /s/ D. JAMES GUZY, SR.*        Director                              March 25, 1999
-------------------------------
      D. James Guzy, Sr.

      /s/ TIMOTHY DRAPER*          Director                              March 25, 1999
-------------------------------
        Timothy Draper

       /s/ EUGENE FLATH*           Director                              March 25, 1999
-------------------------------
         Eugene Flath


*By:     /s/ MICHAEL J. SALAMEH
     ---------------------------------
     Michael J. Salameh
     Attorney-In-Fact

                              PLX TECHNOLOGY, INC.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNT

                                       BALANCE AT      ADDITIONS                       BALANCE AT
                                       BEGINNING    CHARGED TO COSTS                      END
             DESCRIPTION               OF PERIOD      AND EXPENSES     DEDUCTIONS(1)   OF PERIOD
             -----------               ----------   ----------------   -------------   ----------
Year ended December 31, 1996
Deducted from asset accounts:
  Allowance for doubtful accounts....   $ 49,110        $73,492          $(44,505)      $ 78,097
Year ended December 1997
Deducted from asset accounts:
  Allowance for doubtful accounts....   $ 78,097        $87,931          $ (7,380)      $158,648
Year ended December 31, 1998
Deducted from asset accounts:
  Allowance for doubtful accounts....   $158,648        $57,929          $(43,293)      $173,284

------------------------

(1) Uncollectible accounts written off, net of recoveries

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
 1.1*     Form of Underwriting Agreement.
 3.1      Form of Amended and Restated Certificate of Incorporation of
          the Registrant.
 3.2*     Registrant's Amended and Restated Bylaws.
 4.1      Reference is made to Exhibit 3.1.
 5.1*     Opinion of Morrison & Foerster LLP as to the legality of the
          Common Stock being registered.
10.1*     Form of Indemnification Agreement between PLX and each of
          its Officers and Directors.
10.2*     1998 Stock Incentive Plan.
10.3*     1999 Stock Incentive Plan.
10.4*     Lease Agreement dated December 20, 1995 by and between Aetna
          Life Insurance Company as Landlord and PLX as Tenant.
10.5*     Lease Agreement dated October 17, 1997 between The Arrillaga
          Foundation and The Perry Foundation as Landlords and PLX as
          Tenant, as amended.
10.6*     Form of Restricted Stock Purchase Agreement used in
          connection with the 1986 Restricted Stock Purchase Program.
10.7*     Form of Pledge Agreement used in connection with the 1986
          Restricted Stock Purchase Program.
10.8*     Form of Promissory Note used in connection with the 1986
          Restricted Stock Purchase Program.
10.9*     PLX Technology, Inc. Stock Restriction, Information Rights
          and Registration Rights Agreement dated April 19, 1989.
10.10*    PLX Technology, Inc. Stock Restriction, Information Rights
          and Registration Rights Agreement dated July 3, 1991.
23.1*     Consent of Morrison & Foerster LLP. Reference is made to
          Exhibit 5.1.
23.2      Consent of Ernst & Young LLP.
24.1*     Powers of Attorney.
27.1*     Financial Data Schedule.
99.1*     Consent of Nominee Director signed by Mr. Sohn.
99.2*     Consent of Nominee Director signed by Mr. Hart.


-------------------------
 * Previously filed.

** To be filed by Amendment